                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F ___X___       Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes _______       No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

In December 2001, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2001. At the same time, it also issued its notice of annual shareholders' meeting, its form of proxy and its management proxy circular. This report on Form 6-K sets forth these documents.

2001 ANNUAL REPORT


                                     IT ALL
                                    ADDS UP...


                                                                     [EXFO LOGO]

EXFO is a leading provider of fiber-optic test, measurement and automation solutions for the global telecommunications industry. Over 2000 companies rely on our instruments and systems to enable the world's optical networks to perform impeccably over their complete lifecycles. In 2001, we crossed a key innovation threshold when over 45% of our sales came from leading-edge test equipment on the market for two years or less.



TABLE OF CONTENTS
Financial Highlights          2      Consolidated Financial Statements   35      Management and Corporate
Letter to Shareholders        4      Notes to Consolidated Financial               Officers                      64
Management's Discussion                Statements                        39      Corporate Governance Practices  65
  and Analysis               21      Quarterly Summary Financial                 Glossary                        67
Management's Report          33        Information                       63      Shareholder Information         68
Auditors' Report             34      Board of Directors                  64

All dollar amounts are expressed in US dollars, except as otherwise noted.

                       104% INCREASE IN SALES
                       + 20 NEW PRODUCTS
                       + 3  STRATEGIC ACQUISITIONS
                       + 2  TIMES THE ADDRESSABLE MARKETS
                       ---------------------------------
                                       1
                                GROWING COMPANY

FINANCIAL HIGHLIGHTS

(in thousands of US dollars, except per share data)           1997            1998            1999            2000            2001
----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Earnings Data
----------------------------------------------------------------------------------------------------------------------------------
Sales                                                         $24,475        $31,605        $42,166       $71,639       $146,013
----------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                  $14,823        $20,260        $27,168       $46,927       $ 91,067
                                                                 60.6%          64.1%          64.4%         65.5%          62.4%
----------------------------------------------------------------------------------------------------------------------------------
Gross R&D                                                     $ 2,753        $ 4,406        $ 6,390       $ 9,374       $ 17,601
                                                                 11.2%          13.9%          15.2%         13.1%          12.1%
----------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                                      $ 4,925        $ 6,691        $ 8,676       $14,723       $ 14,507
                                                                 20.1%          21.2%          20.6%         20.6%           9.9%
----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                           $ 3,070        $ 4,501        $ 5,814       $ 9,924       ($15,294)
                                                                 12.5%          14.2%          13.8%         13.9%        (10.5%)
----------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net earnings (loss) per share               $  0.08        $  0.12        $  0.14       $  0.25       ($  0.29)
----------------------------------------------------------------------------------------------------------------------------------

Other Consolidated Statements of Earnings Data (unaudited)
----------------------------------------------------------------------------------------------------------------------------------
Adjusted earnings from operations**                           $ 5,404        $ 7,348        $ 9,574       $16,221       $ 31,230
                                                                 22.1%          23.2%          22.7%         22.6%          21.4%
----------------------------------------------------------------------------------------------------------------------------------
Adjusted net earnings*                                        $ 3,079        $ 4,533        $ 5,843       $10,252       $ 24,463
                                                                 12.6%          14.3%          13.9%         14.3%          16.8%
----------------------------------------------------------------------------------------------------------------------------------
Basic and diluted adjusted net earnings per share             $  0.08        $  0.12        $  0.14       $  0.26       $   0.46
----------------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets Data
----------------------------------------------------------------------------------------------------------------------------------
Working capital                                               $ 5,973        $ 9,797        $12,745       $194,167      $130,289
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  $13,238        $17,643        $22,840       $219,723      $442,577
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)                    $    20        $     -        $     -       $     16      $    664
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                          $ 7,644        $12,045        $14,679       $206,994      $414,805
----------------------------------------------------------------------------------------------------------------------------------

Sales
$ Thousands
97    $ 24,475
98    $ 31,605
99    $ 42,166
00    $ 71,639
01    $146,013

Gross margin
$ Thousands
97    $14,823
98    $20,260
99    $27,168
00    $46,927
01    $91,067

Earnings from operations
$ Thousands
97    $ 4,925
98    $ 6,691
99    $ 8,676
00    $14,723
01    $14,507

Gross R&D
$ Thousands
97    $ 2,753
98    $ 4,406
99    $ 6,390
00    $ 9,374
01    $17,601

 * Net earnings excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses.
** Earnings from operations excluding amortization and non-recurring expenses.

                                                            Innovative by nature
                                                            profitable by design

Global Presence

                        1999        2000           2001
North America            56.3%       61.6%         58.3%
Europe                   20.7%       20.2%         20.9%
Asia                      7.6%        9.1%         13.1%
Rest of World            15.4%        9.1%          7.7%
Total Sales:          $42,166     $71,639      $146,013

(in thousands of US dollars)

1999                    2000                    2001
[GRAPH HERE]            [GRAPH HERE]            [GRAPH HERE]

                                              EXFO  o   2001 Annual Report o 3

DEAR FELLOW SHAREHOLDERS,

In my 16 years at the helm of EXFO, fiscal 2001 ranks as one of the most paradoxical. During the first half, which was punctuated by explosive demand for our products, we focused on expanding manufacturing capacity and meeting customer demand for urgent deliveries. In the second half, which was marked by a softening in the economy and telecommunications industry, quality of execution, control of expenses and market share initiatives captured our attention. Despite this ongoing challenging environment, I am very pleased to report that fiscal 2001, our first full year as a public company, heralded our 16th consecutive period of growth. We posted sales of $146 million, up 104% from 2000. In fact, our compound annual growth rate for sales during the last 10 years was about 50% and we never experienced a year with less than 25% growth in our history. On the other hand, we estimate that the global telecommunications equipment market grew between 10% and 15% annually during the same period.

EXFO people have been at the heart of our accomplishments over the years. Their relentless pursuit of customer satisfaction, quality of execution and market penetration have made EXFO a genuine success story. This results-driven attitude has been bolstered throughout the entire organization with variable compensation and stock option plans that are aligned with customer and shareholder priorities. In addition, we have continued expanding training programs to enhance the skill sets and management abilities of our people in line with the long-term growth and development of the company.

Innovation was at the forefront of all our initiatives in 2001. We launched more than 20 new products to expand our presence in various markets. Being market-driven, we further improved our best-in-class product development processes to respond quickly and efficiently to the most demanding opportunities. These processes were deployed to our newly acquired subsidiaries, while we expanded our role in driving international measurement standards and filed several major patents. Gross R&D expenses amounted to $17.6 million in 2001, up 88% over the previous year. Altogether, 46% of our sales in 2001 originated from products that have been on the market for two years or less.

We demonstrated our commitment to international markets with expanded sales coverage. Asia is strategically important for EXFO due to its long-term growth potential. Consequently, we moved our international sales management team to our EXFO Asia-Pacific office and service center in Singapore, and we further increased our operations with a new sales office and service center in Beijing. All told, we almost tripled sales to $19 million in Asia.

We relocated our EXFO Europe office to a larger facility in order to strengthen our sales and after-sales support throughout the region. Altogether, 42% of our sales came from outside of North America in 2001, including 21% from Europe, 13% from Asia and 8% from the rest of the world. We also bolstered our diversification plan in terms of customers and products. Our top three customers accounted for less than 13% of sales in 2001. Following our acquisitions, our comprehensive product portfolio of approximately 40 product families in each of our two divisions makes EXFO a truly global and diversified company.

From a market development standpoint, we expanded our addressable markets with the announcement of three strategic acquisitions to strengthen our technology base in scientific instrumentation, process automation and protocol-layer testing. The integration of these companies is proceeding according to plan and we are leveraging the various synergies to unleash the full potential of our very capable new partners.

With our long-term view, we deployed a Customer Relationship Management (CRM) initiative throughout our global organization. This deployment will help our staff keep better track of the specific interests of all our customers around the world and, therefore, provide them with better and more customized service. We also nearly doubled our combined manufacturing capacity in Quebec City, QC, and Victor, NY, during the first half of 2001 to reduce our delivery lead times and increase customer satisfaction for both of our product divisions.

Considering all of these financial, strategic and operational accomplishments, IT ALL ADDS UP to one growing company!

PORTABLE AND MONITORING DIVISION

The long-term outlook for the telecommunications industry remains robust with bandwidth demand still growing at remarkable levels. Just take a minute to consider new applications that require a great deal of bandwidth like video conferencing and Web-based video-on-demand. Optical fiber represents the best medium to fulfill these bandwidth-intensive requirements.

There is a major shift in focus from long-haul to metro and access networks in North America and Europe. Due to market conditions and a competitive landscape, several network service providers are lowering their capital expenditures. These carriers are now focusing on extracting the most possible value from their existing optical networks by adding DWDM channels, lighting dark fibers and increasing transmission rates to meet the demand for bandwidth-hungry applications. Furthermore, the traditional boundaries defining the physical, optical and protocol layers of an optical network are becoming blurred due to the complexity of DWDM networks.

EXFO has developed a sound strategy to exploit these market opportunities. We will continue to expand our addressable markets to ensure our long-term growth and leadership position as demonstrated by the acquisition of Avantas Networks. Avantas' field-portable product line represents the only solution on the market that covers protocols like ATM, SONET, SDH, Ethernet and Gigabit Ethernet, as well as data transmission rates from OC-192, or 10 Gb/s, all the way down to DS0, or 64 kb/s, and STM-64 down to E0, all on a single platform.

                                              EXFO  o   2001 Annual Report o 5

Avantas' highly talented design team will help EXFO introduce a fully integrated solution that provides efficient and cost-effective testing at the physical-, optical- and protocol-layer levels inside a single box. As a result, field technicians will no longer have to carry separate instruments like an Optical Time Domain Reflectometer (physical layer), Optical Spectrum Analyzer (optical layer) and SONET or SDH Analyzer (protocol layer) for their full testing requirements. Fully integrated testing and protocol-layer testing solutions are expected to be among our key growth vehicles in 2002.

We will continue to leverage our modular platform design to introduce new testing technologies, provide new functionalities, be quicker to market and allow our customers to protect their initial investments. This future-proof approach will benefit our customers tremendously following the market acceptance of the FTB-400 Universal Test System in 2001. This second-generation platform, which covers DWDM networks with higher channel counts and more densely spaced wavelengths, enables carriers to handle all of their testing requirements in long-haul, metro and access areas.

We will further develop the capabilities of our Remote Fiber Test System (RFTS). As telecommunication services are gaining in strategic, economic and security importance, so are network reliability and quality of service. We were first-to-market with DWDM monitoring capabilities on our RFTS, which includes the physical and optical layers, and we will further extend its capabilities to the protocol layer with Avantas' Network Guardian.

INDUSTRIAL AND SCIENTIFIC DIVISION

Optical component and system manufacturers have been affected by the slowdown in network deployment and resulting buildup of inventories. Leading manufacturers, however, are maintaining their R&D budgets in their quest to spearhead the design of more flexible, higher-capacity networks that can be deployed at a lower cost. Consequently, new production lines are still being rolled out in significant numbers.

To help optical component and system manufacturers respond to these market realities, we will continue to launch disruptive technologies and drive approval of international standards. This initiative has been demonstrated by the introduction of our Femtosecond PMD Analyzer, whose revolutionary technology has been accepted as a reference test method by leading standards bodies. Our Femtosecond PMD Analyzer enables users to measure the smallest PMD values in narrowband DWDM channels and broadband components in the simplest, fastest and most repeatable manner. We also released our Optical Waveguide Analyzer, which represents the industry's first and only commercial refractive index profiler for market-winning planar and arrayed waveguide (AWG) technologies. These latest breakthroughs reflect our commitment to developing leading-edge technologies that have tremendous competitive advantages in high-growth nascent sectors. Tapping into new markets with a first-mover advantage is usually a sure-fire plan for lucrative returns.

We will further enhance our innovative modular design for our Industrial and Scientific platform. We will accomplish this by continuously introducing new test modules and technologies that often trickle down to our field-portable platform. We will also improve this platform's speed, capability, scalability and ease of programming to accelerate the migration from research labs to production engineering and from low-scale manufacturing to full-fledged automation.

We will continue to design automated test systems, such as our DWDM Passive Component Test System, that enable non-skilled workers to characterize increasingly challenging optical parameters with relative ease. This will allow manufacturers to devote their best minds to critical R&D activities. We will also take advantage of leading-edge, interferometric measurement technologies from partners like Burleigh Instruments that produce best-in-class Wavemeter(R) instruments.

We will extend our involvement in automated component manufacturing by leveraging our strategic expertise in automated test stations. With this vision in mind, we acquired Burleigh Instruments for its multi-axis, nanopositioning alignment robots, and EFOS, now EXFO Photonic Solutions, for its precision light-based, adhesive spot-curing systems. We plan to combine these best-in-class technologies with our automation expertise to offer our customers stand-alone products and semi-automated manufacturing solutions that help them increase yields and reduce costs on the production floor. We also intend to seek strategic partnerships with leading system integrators in order to allow them to customize EXFO's semi-automated solutions to the specific processes that continue to be unique and proprietary to each manufacturer.

IT ALL ADDS UP

I firmly believe we are well-positioned for long-term growth at EXFO. As part of our strategic planning process for fiscal 2002, we are focusing on profitable growth, customer satisfaction, market-driven innovation, workforce development and building strong foundations for the future. At this point, I would like to thank our people for their hard work and commitment during the past year. Fiscal 2001 was particularly exciting for all of us with the integration of our acquired companies. We will continue to foster our core values and common beliefs throughout the company, so they can serve as a guide for our people to make the best decisions based on a market-focused, results-oriented and customer-driven mindset. Without the contribution of our 1,150 employees, EXFO would not be primed to reach new heights.

We will also further strengthen EXFO's brand name recognition to reflect our reputation in the industry by heightening our focus on innovation, quality and customer satisfaction. I am particularly looking forward to launching key products in upcoming months that will shed light on our growth strategy and, ultimately, should impact the industry. These product launches highlight the fact we are working diligently to capture market share in our competitive environment and increase shareholder value. Put this together and IT ALL ADDS UP to one unmistakable conclusion--EXFO is ready to fulfill its mission of becoming the global leader in the fiber-optic test, measurement and automation industry.


Sincerely,

/s/ Germain Lamonde

Germain Lamonde
Chairman, President and CEO
November 7, 2001
                                              EXFO  o   2001 Annual Report o 7

2000 CUSTOMERS
+ 70 COUNTRIES
+ 80 PRODUCT FAMILIES
---------------------
Strong Global Player


[BURLEIGH LOGO + EFOS LOGO + GRAPH]

2000  December                     2001  February                      March
      Acquires      Increases            Joins        Opens            Acquires       Launches     Releases          Introduces
      Burleigh      manufacturing        TSE 300      Singapore        EFOS,          OWA-9500     IQ-12007A         NR-9200HR
      Instruments   capacity                          sales office     now EXFO       Optical      Multiwavelength   Optical Fiber
                                                      and service      Photonic       Waveguide    Comb Controller   Analyzer
                                                      center           Solutions      Analyzer

o SERVICE CENTERS
  Quebec City, Canada
  Paris, France
  Singapore
  Beijing, China

o MANUFACTURING OPERATIONS
  Quebec City, Canada
  Toronto, Canada
  Victor, NY, USA

o SALES LOCATIONS
  (located in 12 countries)

[GRAPH HERE]

DIVERSIFIED GLOBAL CUSTOMER BASE. Global sales diversification was at the core of EXFO's growth strategy for 2001. Geographically, our sales were spread among North America, Europe, Asia and the rest of the world with a 58%, 21%, 13% and 8% split, respectively. As a multisite company, EXFO continues to enhance its market positioning and sales coverage. In Europe, we expanded into a new Paris sales office and service center. In Asia, our sales nearly tripled and were backed by new service center openings in Singapore and Beijing. With our diversified customer base, no single company accounted for more than 6.4% of sales. The sum of the parts: we have designed a strategy to tap into diverse revenue streams for dynamic global coverage and scope.

                  May               June                                            July           August
Showcases         Releases          Opens          Expands            Introduces    Launches       Enters          Posts
Novacure(R) IR    FTB-400           Beijing        into new           FR-3000       IQ-12001-04    agreement to    strong year-end
at OFC            Universal Test    sales office   European           NanoRobot(R)  Multifiber     acquire         results
                  System            and service    sales office and                 Test System    Avantas
                                    center         service center                                  Networks

                                              EXFO  o   2001 Annual Report o 9

PORTABLE
& MONITORING
DIVISION

BUILDING ON OUR LEADERSHIP POSITION. In 1985 when telecommunications meant phones and faxes, EXFO was founded to serve the optical network carrier market. In today's Internet-driven world, EXFO has evolved into a global leader in optical network test, measurement and monitoring. When a global carrier or service provider adds new channels, lights new fiber or upgrades a network transmission rate, EXFO equipment is there.

With the industry's shift in focus from long-haul fiber networks to the more populated metropolitan and access arenas, demand for specialized test equipment is growing. EXFO is successfully building on its leadership position based on over 40 product families for installing, monitoring and repairing long-haul, metropolitan and access networks.

To meet the needs of carriers and service providers for the more sophisticated, higher-performance testing of next-generation networks, we launched the FTB-400 Universal Test System. In the handheld test sector, we strengthened our market position with the release of a high-power model in our power meter series for optical networks. A best-in-class solution, this model is designed to provide accurate measurements on next-generation optical networks.

PHYSICAL LAYER
+ OPTICAL LAYER
+ PROTOCOL LAYER
-----------------
ONE INTEGRATED TESTING SOLUTION
                                              EXFO  o   2001 Annual Report o 11

Carriers and service providers are also seeking new ways to extract the most value from their existing fiber plants; they do this by turning up network speeds and adding DWDM channels in the optical layer. In 2001, we introduced the best-of-breed field-portable Optical Spectrum Analyzer to meet this market need.

Networks are becoming more complex, deploying a multitude of telecom and datacom rates in the protocol layer. In this environment, telecommunication carriers and system manufacturers require fully integrated solutions that meet their multiple physical, optical and protocol testing needs. With the acquisition of Avantas Networks, EXFO is now strategically positioned to offer this unique value proposition to all our customers. With our newly acquired capabilities, we envisage almost doubling our addressable market.

TEST CONVERGENCE

We have added protocol testing to our technology portfolio, thus enabling EXFO products to test the optical highway and lanes as well as the optical traffic. EXFO products have long tested the highway, made up of fiber and components in the physical layer of a network. EXFO products also cover the numerous lanes of the highway, which are the DWDM channels in the optical layer. And with the acquisition of Avantas Networks, our products test the optical traffic, consisting of the bits and bytes of information in the protocol layer.

[GRAPHIC HERE]  Protocol layer: test data

[GRAPHIC HERE]  Optical layer: test wavelengths

[GRAPHIC HERE]  Physical layer: test fiber and components

FTB-400 UNIVERSAL TEST SYSTEM

This year we took our innovative modular system design a step further. The next-generation FTB-400 Universal Test System enables multitasking with up to 7 modules for significantly faster network testing. Because it meets and anticipates crucial testing needs, the FTB-400 platform has earned strong market acceptance among major carriers around the world. Newly acquired technology will enable us to combine physical, optical and protocol testing for network carriers and service providers. We plan to integrate these technologies inside both the FTB-400 platform for field testing and the IQ platform for manufacturers. With the ability to perform all of these tests from a single box, the result for the industry will be ground-breaking: enhanced efficiency, greater cost-effectiveness and a better ability to compete.

[GRAPHIC OF FTB-400 UNIVERSAL TEST SYSTEM]

ASSURING NETWORK RELIABILITY

In today's Information Age, network reliability, security and quick recovery time are mission-critical. Carriers and network service providers rely on EXFO's FiberVisor(R) Remote Fiber Test System for real-time pinpointing of actual and potential troublespots through physical and optical monitoring. To provide carriers with a fully integrated solution, FiberVisor(R) will be adding the features of the Avantas remote data performance management system, Network Guardian G2(TM). Network Guardian tests a wide range of protocols including ATM, SONET, SDH, Gigabit Ethernet and Ethernet, as well as rates up to 10 Gb/s for both North American and international standards.

[GRAPHIC OF NETWORK GUARDIAN G2(TM)]
[GRAPHIC OF FIBERVISOR(R)]
                                              EXFO  o   2001 Annual Report o 13

OPTICAL TEST EXPERTISE
+ AUTOMATION KNOW-HOW
+ MARKET-DRIVEN R&D
----------------------
FUTURE-PROOF
SOLUTIONS

INDUSTRIAL
& SCIENTIFIC
DIVISION

KEY PRODUCTIVITY SOLUTIONS. Since our entry into the optical equipment manufacturer market five years ago, we have leveraged a single modular test platform to now offer a full range of key productivity solutions - test systems for optical component makers and system vendors. These key productivity solutions support the make-or-break need to increase efficiency and reduce costs across the entire manufacturing process, from R&D to production engineering and from small-scale production to assembly-line automation.

EXFO productivity solutions are more than stand-alone instruments; they're automated test systems. While EXFO systems excel at their primary task of testing optical quality and performance, they also streamline test processes and cut testing time. Because up to 60% of production time can be spent on test and measurement, these advantages add up quickly.

We rolled out an unprecedented number of products in 2001, particularly for the manufacturer market. Among 40 product families, there were new solutions for all sectors: cable and fiber manufacturers, active and passive component makers, and system vendors. These are solutions with staying power. All are designed to meet current market needs for reducing costs while anticipating the need for accelerating test performance and test speed.

                                              EXFO  o   2001 Annual Report o 15

We also implemented a key part of our acquisition strategy. We chose Burleigh Instruments for its nanopositioning alignment equipment as well as for its world-class Wavemeter(R) optical testing technology. We chose EFOS, now EXFO Photonic Solutions, for its precision light-based spot-curing technology as well as for its related expertise in material sciences. Both companies offer world-class equipment and technological expertise in their respective fields. Both companies have long-standing relationships within the optical manufacturer market.

AUTOMATED TEST SYSTEMS

Our testing strategy, based on automated fiber-optic test systems, helps optical component makers and system vendors increase productivity and decrease costs. Automated test systems simplify complex testing, thus decreasing human error while speeding up the test process. Compared to stand-alone instruments, automated test systems are faster to deploy onto production floors, and they integrate more easily into the assembly cycles of our customers. This year, EXFO added new functionality to the IQ-12004B DWDM Passive Component Test System, a workhorse system already on passive component production floors worldwide. With this year's expansion, measurements are now faster and more accurate, enabling customers to cut costs on the production floor.

[GRAPHIC OF THE IQ-12004B DWDM PASSIVE COMPONENT TEST SYSTEM]

AUTOMATING CRITICAL PRODUCTION STEPS

The optical manufacturing industry is migrating towards automated production, moving from low-yield production by hand to streamlined robotic production by the thousand. By combining newly acquired technologies with our expertise in automated fiber-optic test and measurement, EXFO is preparing for this market's transition to automation. We are poised to launch smart solutions for automating the critical test, alignment and curing stages of component production and assembly. We are also developing strategic agreements with select systems integrators. These relationships will result in customized EXFO offerings based on subsystems geared to the proprietary manufacturing processes of customers.

[GRAPHIC HERE OF KEY PRODUCTION STEPS]

INNOVATION: MARKET-DRIVEN R&D

In a competitive marketplace, the key to success is innovation based on opportune research and development. Our award-winning product development process aligns R&D activities with market insight. The process delivers quality products with quick time-to-market, providing a strategic window of opportunity to anticipate market needs. In 2001, we launched a multitude of products, including the OWA-9500 Optical Waveguide Analyzer. This instrument enables design engineers to extract crucial information about specialized components quickly and easily. It supports the development and production of optimized waveguide technology for networks. With no other company serving this test and measurement niche, this product is breaking new ground.

[GRAPHIC OF THE OWA-9500 OPTICAL WAVEGUIDE ANALYZER]

                                              EXFO  o   2001 Annual Report o 17

GLOBAL TEAMWORK
+ RESULTS-DRIVEN
+ CAN-DO ATTITUDE
-----------------
CUSTOMER-FOCUSED

PEOPLE PROVIDE CORE VALUE. At the heart of EXFO's remarkable growth and success are people. These are our customers, who use EXFO equipment to lead breakthroughs in telecommunications and build the world's next-generation networks. And these are our employees, who drive the innovation and deliver the solutions that serve our customers.

To help our customers focus on new solutions for optical networking, EXFO focuses on making technology easier to use for people. The result: integrated testing procedures that are truly intuitive, software that soon becomes second nature and services that anticipate demand. Similarly, we are focused on listening to our customers. With this year's new Customer Relationship Management (CRM) system, we are now consolidating and sharing customer information for real-time updates and real-time action. Since we place customers at the core of many business processes, our annual customer survey helps to benchmark our operations. The result for 2001 was a resounding 94% customer satisfaction rating, based on rankings of "good" and "excellent" products and services - solid confirmation that our approach works.

Backed by a culture that rewards initiative, diversity and teamwork, the people at EXFO are the backbone of the company's growth. Through a multitude of skills and perspectives, the people at EXFO are building our market leadership. Thanks to global diversity, we are well-positioned to understand varied customer needs and respond strategically. Thanks to a local management strategy, we gain insight into regional markets - adding up to global strength. Thanks to the people from newly acquired companies, we are reinforcing our ability to actively listen to our customers. Together we are building the customer relationships that bring EXFO year after year of success.

IT ALL ADDS UP BECAUSE OF PEOPLE.

                                              EXFO  o   2001 Annual Report o 19

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF
FINANCIAL  CONDITION  AND RESULTS OF OPERATIONS


The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. (EXFO) for the fiscal years ended August 31, 2001, 2000 and 1999 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this annual report, these principles conform in all material respects with accounting principles generally accepted in the United States, or US GAAP, except as described in note 19 to our consolidated financial statements.

CORPORATE HIGHLIGHTS

EXFO REPORTS STRONG YEAR-END FINANCIAL RESULTS

EXFO announced in October 2001 it had increased sales by 104% to $146.0 million for the fiscal year ended August 31, 2001 from $71.6 million in 2000. Net earnings, excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses, jumped 139% to $24.5 million, or $0.46 per share, for fiscal 2001 from $10.3 million, or $0.26 per share, for 2000. Including amortization of intangible assets and goodwill related to acquisitions as well as non-recurring expenses, EXFO's net loss for fiscal 2001 was $15.3 million, or $0.29 per share. In comparison, EXFO recorded net earnings of $9.9 million, or $0.25 per share, in fiscal 2000.

EXFO ACQUIRES AVANTAS NETWORKS

EXFO reported in August 2001 it had entered into an agreement to acquire Avantas Networks Corporation for $68 million, or $96 million for the equity minus $28 million of Avantas cash on hand. Consideration paid will consist of 4.4 million EXFO shares and $36 million in cash. Avantas is a supplier of leading-edge fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

EXFO LAUNCHES MORE THAN 20 PRODUCTS IN 2001

EXFO announced in August 2001 it had launched more than 20 products in fiscal 2001. Key product launches included the FTB-400 Universal Test System, which is the industry's first modular platform that can perform essential physical layer tests for DWDM long-haul, metro and access networks; the OWA-9500 Optical Waveguide Analyzer, which represents the industry's first and only commercial refractive index profiler for all-important planar and arrayed waveguides; the FR-3000 NanoRobot(R) Alignment System wit multi-axis alignment and 0.1-nanometer resolution for automated component manufacturing applications; and the Novacure(R) IR, whic uses infrared spot-curing on conventional heat-cured adhesives.

EXFO OPENS SALES OFFICES AND SERVICE CENTERS IN ASIA

EXFO opened sales offices and service centers in Singapore and Beijing during fiscal 2001 to better serve its customers abroad. The expansion into the Asian market proved to be a winning strategy since sales almost tripled from fiscal 2000 to 2001 in this region. EXFO also relocated its Paris office to strengthen sales, application engineering and marketing services throughout Europe.

EXFO ACQUIRES EFOS

EXFO announced in March 2001 it had acquired EFOS Inc., now EXFO Photonic Solutions Inc., for 3.7 million shares valued at $85 million and $25 million in cash. EXFO Photonic Solutions is a leader in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market.

                                              EXFO  o   2001 Annual Report o 21

EXFO JOINS TSE 300

EXFO announced in February 2001 it had been added to the Toronto Stock Exchange
(TSE) 300 Composite Index as well as the TSE 300 Capped, S&P/TSE Canadian SmallCap and TSE 200 Indices. The TSE 300 Composite Index is a benchmark used to measure the price performance of the broad Canadian equity market.

EXFO ACQUIRES BURLEIGH INSTRUMENTS

EXFO announced in December 2000 it had acquired Burleigh Instruments, Inc. for $6.5 million shares valued at $147 million and $42 million in cash. Burleigh is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment.


INDUSTRY OVERVIEW

OPTICAL NETWORKING MARKET

The past decade has witnessed an explosive growth in the volume of data traffic largely due to the soaring popularity of the Internet and related bandwidth-intensive applications. According to information technology industry analysts, the number of Internet users around the world is expected to increase from 400 million in 2001 to nearly one billion, or 15% of the total population, by 2005. In addition, users are increasingly seeking applications that require a great deal of bandwidth such as video conferencing, video-on-demand, HDTV, e-commerce and rich media streaming.

The dramatic increase in Internet users and in bandwidth-intensive applications has created a tremendous need for high-capacity communication networks. To meet this increasing demand for bandwidth, many telecommunication carriers are designing and installing new networks based on optical fiber, deploying additional fiber within their existing networks or using advances in optical technology such as Dense Wavelength Division Multiplexing, or DWDM. DWDM involves combining beams of light of slightly different wavelengths through a single fiber, with each wavelength carrying its own stream of information. DWDM has wide market acceptance because it incorporates technologies that greatly reduce the cost of optical transmission over long distances and because it provides network flexibility in access and metropolitan areas. According to Kessler Marketing Intelligence (KMI), the global DWDM Transport Equipment Market is expected to increase from $7.1 billion in 2001 to $23.2 billion in 2005.

Although the long-term outlook for the telecommunications industry remains robust, 2001 was marked by a slowdown in the overall economy and reduced capital spending in the optical networking market. On the carrier side, we observed a trend towards maximizing existing networks by increasing transmission rates and adding DWDM channels, while delaying deployment of new fiber cables. For optical component and system manufacturers, the slowdown in the buildout of new networks resulted in excess inventories throughout the industry. Despite this over-supply of optical components, the most established component and system manufacturers did not significantly slash their R&D budgets in order to remain competitive in designing next-generation products. As a result, new production lines are still being rolled out in significant numbers.

OPTICAL TEST, MEASUREMENT AND AUTOMATION EQUIPMENT MARKET

Fiber-optic test, measurement and automation equipment is essential for research and development, manufacturing, network installation and maintenance as well as network monitoring.

Conventional test and measurement instruments used by telecommunication carriers and manufacturers of communications equipment were designed for electrical transmission systems and are unsuitable for optical networking. Unlike traditional electrical transmission systems, which transmit electrical signals along copper wires, fiber-optic transmission systems use pulses of light along glass or plastic fiber, often referred to as optical fiber. When light travels along optical fiber and through the optical components and systems that link optical fibers together, it is subject to unwanted effects such as reflection, attenuation, noise and various types of dispersion, all of which degrade signal quality and reduce transmission performance. Fiber-optic test and measurement equipment is critical for measuring these effects and helping carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network performance, efficiency and reliability.

                                              EXFO  o   2001 Annual Report o 22

                                      Management's  Discussion  and  Analysis of
                                 Financial  Condition  and Results of Operations

Data sent along an optical network must respect transmission protocols, such as ATM, SONET, SDH, Ethernet and Gigabit Ethernet, and fall within accepted data transmission rates from 64 kb/s to 10 Gb/s. Otherwise, the information sent from a transmitter will not be understandable to the receiver. Fiber-optic test and measurement equipment like a bit-error rate tester is used to ensure data integrity.

Optical components and value-added optical modules, which make up an optical network, are typically assembled by hand on the production floor. Yields are inevitably low and costs are high. As a result, optical component vendors are increasingly looking for ways to increase efficiency and reduce costs by adopting automated manufacturing solutions. They either build these complex solutions in-house or turn to equipment manufacturers to help them automate critical steps in the manufacturing process such as alignment, curing and optical testing. The latter option enables optical component vendors to devote their scarce technical resources to developing next-generation products instead of manufacturing tools.

The fiber-optic test, measurement and automation market has not been immune to the challenging conditions in the optical networking sector. However, vendors with extensive product portfolios that include advanced optical test instruments were still able to market their products to carriers, who need to upgrade their networks to higher transmission rates or add DWDM channels. Likewise, test, measurement and automation vendors, whose products increase efficiency and reduce costs on the production floor, still attracted the attention of optical component and system manufacturers, who kept investing in their R&D programs to stay ahead of the competition.


CORPORATE OVERVIEW

EXFO was incorporated on September 18, 1985. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. These products are marketed in what is known today as our Portable and Monitoring Division. This division markets its products mainly to telecommunication carriers and network service providers. These customers use Portable and Monitoring Division products for installation and maintenance, monitoring and troubleshooting applications. In 1996, we supplemented our product portfolio with an extensive line of Industrial and Scientific products that are dedicated to the research and development as well as manufacturing markets in the fiber-optic industry. Our Industrial and Scientific products tend to be more complex and higher priced than our Portable and Monitoring products. Industrial and Scientific Division customers include optical component and system manufacturers as well and research and development laboratories. In fiscal 1999, we entered the market for remote fiber test systems. Remote fiber test systems, which are marketed through our Portable and Monitoring Division, allow carriers to deploy test equipment throughout their networks in order to monitor the integrity of their fiber-optic networks.

In fiscal 2001, we announced three strategic acquisitions to bolster growth in both of our product divisions. We acquired Burleigh Instruments for its wavelength measurement instruments and nano-positioning alignment systems. We added EFOS (renamed EXFO Photonic Solutions) for its precision light-based, adhesive spot-curing technology. Both of these companies are expected to accelerate growth in our Industrial and Scientific Division. Finally, we reached an agreement to acquire Avantas Networks, a supplier of leading-edge, fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates. Avantas should increase sales in both product divisions, but initially in our Portable and Monitoring Division.

The Avantas acquisition will enable us to enter the critical protocol-layer testing market and, more importantly, almost double our addressable market size to an estimated $3.3 billion, according to reports from Frost and Sullivan. In layman's terms, EXFO products test the highway, or the fiber, optical components and value-added optical modules that make up the physical layer of an optical network. Our products also cover the numerous lanes along the highway, or the DWDM wavelengths carrying bandwidth within the optical layer of a network. With the Avantas acquisition, EXFO products will also test the traffic, or the bits and bytes, running through the protocol layer of a network.

                                              EXFO  o   2001 Annual Report o 23

We sell our products to more than 2000 customers through our direct sales force and indirectly through distribution channels. Cost of sales include raw materials, salaries and related expenses for direct and indirect manufacturing personnel and manufacturing overhead.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, management information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel as well as fees paid to third-party consultants. We are eligible to receive research and development (R&D) tax credits and government grants. Related R&D tax credits and government grants are recorded as a reduction of gross R&D expenses.

                                              EXFO  o   2001 Annual Report o 24

                                      Management's  Discussion  and  Analysis of
                                 Financial  Condition  and Results of Operations

RESULTS OF OPERATIONS


The following table sets forth certain Canadian GAAP consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:


Years Ended August 31,                  1999       2000       2001       1999       2000       2001
----------------------------------------------------------------------------------------------------

Sales                                $42,166    $71,639   $146,013      100.0%     100.0%     100.0%
Cost of sales                         14,998     24,712     54,946       35.6       34.5       37.6
----------------------------------------------------------------------------------------------------

Gross margin                          27,168     46,927     91,067       64.4       65.5       62.4
Operating expenses
  Selling and administrative          13,279     24,304     46,236       31.5       33.9       31.7
  Net research and development         4,315      6,402     13,601       10.2        8.9        9.3
  Amortization of property,
    plant and equipment                  857      1,451      3,559        2.0        2.0        2.4
  Amortization of intangible assets       41         47      9,876        0.1        0.1        6.8
  Non-recurring expenses                   -          -      3,288          -          -        2.3
----------------------------------------------------------------------------------------------------

Earnings from operations               8,676     14,723     14,507       20.6       20.6        9.9
Interest income, net                     136      1,480      6,098        0.3        2.1        4.2
Foreign exchange gain (loss)            (506)      (684)     3,327       (1.2)      (1.0)       2.3
----------------------------------------------------------------------------------------------------

Earnings before income taxes
  and amortization of goodwill         8,306     15,519     23,932       19.7       21.7       16.4
----------------------------------------------------------------------------------------------------

Income taxes                           2,492      5,298      8,150        5.9        7.4        5.6
----------------------------------------------------------------------------------------------------
Earnings before amortization
   of goodwill                         5,814     10,221     15,782       13.8       14.3       10.8
Amortization of goodwill                   -        297     31,076          -        0.4       21.3
----------------------------------------------------------------------------------------------------

Net earnings (loss) for the year     $ 5,814    $ 9,924   $(15,294)      13.8%      13.9%     (10.5)%
=====================================================================================================

Basic and diluted net earnings
   (loss) per share                  $  0.14    $  0.25   $  (0.29)
=====================================================================================================

Research and development data:
  Gross research and development     $ 6,390    $ 9,374   $ 17,601       15.2%      13.1%      12.1%
  Net research and development       $ 4,315    $ 6,402   $ 13,601       10.2%       8.9%       9.3%
=====================================================================================================

OTHER DATA (UNAUDITED):
Adjusted net earnings*               $ 5,843    $10,252   $ 24,463       13.9%      14.3%      16.8%
=====================================================================================================
Basic and diluted adjusted
   net earnings per share*           $  0.14    $  0.26   $   0.46
=====================================================================================================

* Net earnings excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

                                              EXFO  o   2001 Annual Report o 25

SALES


Sales totalled $146.0 million, $71.6 million and $42.2 million in fiscal 2001, 2000 and 1999, respectively. Sales increased 104% in fiscal 2001 compared to 2000 due to increased demand for our Industrial and Scientific products as well as our Portable and Monitoring products, market acceptance of several products launched in 2001 and the impact of the Burleigh Instruments and EXFO Photonic Solutions acquisitions completed during the year. In addition, the increase in sales of our Industrial and Scientific products significantly affected our top line because these products have a higher average selling price than Portable and Monitoring products.


$ Millions
150                             $146.0
135
120
105
90
75                        $71.6
60
45                 $42.2
            $31.6
30   $24.4
15
=======================================
       97     98     99     00     01

Altogether, Industrial and Scientific products accounted for almost 50% of our sales in fiscal 2001 compared to just over 30% in 2000. In fiscal 2002, we expect our Portable and Monitoring products to regain a larger share of our total sales due to continued carrier spending and the impact of the Avantas acquisition in the second half of the year. Although telecommunication carriers have lowered their capital expenditures for network deployment, they are upgrading networks by adding DWDM channels and increasing data transmission rates. As a result, they still need to purchase test and measurement equipment to ensure network reliability. The Avantas acquisition will initially benefit the Portable and Monitoring Division, but it should eventually increase sales in the Industrial and Scientific Division.

Accepted orders increased 53% to $132.1 million in fiscal 2001 from $86.2 million for 2000. Our book-to-bill ratio, however, decreased 25% to 0.90 in fiscal 2001 compared to 1.20 in 2000. The decrease in our book-to-bill ratio reflects the downturn in the telecommunications industry, which began impacting our booking in the third quarter of 2001.

In fiscal 2000, sales increased 70% compared to 1999. Growth in sales was mainly due to increased demand for our Industrial and Scientific products as well as a general sales increase in our other products.

North American sales accounted for 58.3%, 61.6% and 56.3% of global sales in fiscal 2001, 2000 and 1999, respectively. International sales represented 41.7%, 38.4% and 43.7% of global sales in fiscal 2001, 2000 and 1999, respectively. The increase in international sales in fiscal 2001 compared to 2000 mainly reflects our sustained efforts to develop the Asian market. We almost tripled our sales in this region and added service centers in Beijing and Singapore to better serve our customers. The jump in North American sales in fiscal 2000 compared to 1999 was the result of our ability to exploit a robust economy in that region during that period.

We sell our products to a broad range of customers including telecommunication carriers, optical component and system manufacturers as well as research and development laboratories. No customer accounted for more than 6.4%, 5.8% and 6.8% of sales in fiscal 2001, 2000 and 1999, respectively.


GROSS MARGIN

Gross margin amounted to 62.4%, 65.5% and 64.4% of sales for fiscal 2001, 2000 and 1999, respectively. Despite the increase in sales of Industrial and Scientific products, which tend to be slightly higher-margin products, gross margin decreased in fiscal 2001 compared to 2000 due to a number of reasons. First of all, we significantly increased our manufacturing capacity as well as hired and trained related manufacturing employees to face current and future demand for our products. Secondly, we re-engineered our manufacturing processes to be more cost-effective and to better mitigate the impact of potential pricing pressure in the future. Thirdly, we acquired EXFO Photonic Solutions, which operates in a market that has relatively lower-margin products. Finally, the slowdown in the telecommunications industry, which affected us mostly in the last quarter of fiscal 2001, prevented us from a better absorption of our fixed costs.


70%
             64.1   64.4   65.5
60%   60.6                        62.4
50%
40%
30%
20%
10%
=======================================
       97     98     99     00     01

                                              EXFO  o   2001 Annual Report o 26

                                      Management's  Discussion  and  Analysis of
                                 Financial  Condition  and Results of Operations

The improvement in gross margin in fiscal 2000 compared to 1999 reflects the increase in government grants earned in 2000, increased sales of higher-margin products and our cost-reduction manufacturing programs.

Gross margin can be negatively affected by competitive pricing pressure, increases in component costs and obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of manufacturing fixed costs and increases in product offerings by other suppliers in the fiber-optic test, measurement and automation industry.


SELLING AND ADMINISTRATIVE

Selling and administrative expenses reached $46.2 million, $24.3 million and $13.3 million for fiscal 2001, 2000 and 1999, respectively. As a percentage of sales, selling and administrative expenses amounted to 31.7%, 33.9% and 31.5% for fiscal 2001, 2000 and 1999, respectively. The dollar increase for fiscal 2001 compared to 2000 is directly related to higher commissions resulting from increased sales activity, increased promotional and marketing expenses, expenses to consolidate our sales force in Asia, expenses related to running a public company and the impact of the Burleigh Instruments and EXFO Photonic Solutions acquisitions. The percentage decrease is mainly due to a better absorption of these expenses because sales are increasing at a faster rate than selling and administrative expenses.


40%
                         33.9
30%    32.0  31.3  31.5        31.7
20%
10%
===================================
         97    98    99    00    01

The increase in selling and administrative expenses in fiscal 2000 compared to 1999 reflects increased personnel expenses for sales and marketing staff, increased expenses related to customer support, increased sales commissions related to higher sales, increased promotional and marketing expenses as well as the expenses related to running a public company since June 2000.

Considering current market conditions, efforts will be undertaken to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, marketing and customer service teams, integrate our acquired companies and satisfy our customers.


RESEARCH AND DEVELOPMENT

Gross R&D expenses totalled $17.6 million, $9.4 million and $6.4 million for fiscal 2001, 2000 and 1999, respectively. As a percentage of sales, gross R&D expenses were 12.1%, 13.1% and 15.2% for fiscal 2001, 2000 and 1999, respectively. The increase in gross R&D dollars in fiscal 2001 compared to 2000 reflects our commitment to innovation by hiring additional R&D personnel as well as by the acquisitions of Burleigh Instruments and EXFO Photonic Solutions. Taking into account these acquisitions, we added 95 employees to our R&D departments in fiscal 2001, supporting our continued focus on innovative product development. Our sustained efforts in R&D allowed us to launch more than 20 new products in 2001. Altogether, 46% of our sales in fiscal 2001 originated from products that have been on the market for two years or less. This figure confirms our dedication to innovation and our anticipation of customers' needs and expectations.


$Millions
20
                              $17.6
15
10                       $9.4
                   $6.4
 5     $2.8  $4.4
===================================
         97    98    99    00    01

The decrease, as percentage of sales, in fiscal 2001 compared to 2000 is mainly due to the fact that sales increased at a faster rate than R&D expenses during this period.

The increase in R&D dollars in fiscal 2000 compared to 1999 reflects the hiring of additional personnel to develop new products and enhance current ones. During fiscal 2000, we added 45 employees to our R&D Department.

                                              EXFO  o   2001 Annual Report o 27

Tax credits and grants from federal, provincial and state governments for R&D activities were $4.0 million, $3.0 million and $2.1 million for fiscal 2001, 2000 and 1999, respectively. The increase in tax credits and grants in fiscal 2001 compared to 2000 is directly related to the hiring of additional R&D personnel as well as the impact of the EXFO Photonic Solutions acquisition. The increase in tax credits and grants in fiscal 2000 compared to 1999 is the result of hiring additional R&D personnel.

Tax credits and grants, as a percentage of gross R&D expenses, were 22.7%, 31.7% and 32.5% for fiscal 2001, 2000 and 1999, respectively. The decrease in fiscal 2001 compared to 2000 is related to a reduction in the effective tax credit rate and grants on R&D carried out in Canada. It should be noted that R&D carried out by US-based Burleigh Instruments is not eligible for tax credits. As a result, the gross R&D percentage was further reduced in fiscal 2001.

In terms of net R&D expenses, they amounted to 9.3%, 8.9% and 10.2% of sales for fiscal 2001, 2000 and 1999, respectively. We expect to continue investing heavily in R&D in the upcoming year, reflecting our focus on innovation and our desire to exceed our customers' needs and expectations.


AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the acquisitions of Burleigh Instruments and EXFO Photonic Solutions, we recorded $54.7 million in intangible assets primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years, resulted in an amortization expense of $9.9 million in fiscal 2001.


NON-RECURRING EXPENSES

In June 2001, we implemented a structured plan to reduce costs and increase efficiency in order to align our cost structure to market conditions and be better positioned amidst a challenging environment.

Under this plan, we incurred non-recurring expenses of $3.3 million, including $0.8 million in severance expenses for the 245 employees who were terminated and $2.5 million in unused facilities and assets. No such expenses were incurred in fiscal 2000 and 1999.

This plan should enable us to reduce our operating expenses by approximately $8 million in fiscal 2002.


INTEREST INCOME, NET

Interest income amounted to $6.1 million, $1.5 million and $0.1 million for fiscal 2001, 2000 and 1999, respectively. The increase in our interest income results solely from short-term investments of the remaining net proceeds of our Initial Public Offering on June 29, 2000. The increase in interest income is somewhat offset by interest expenses and bank charges related to borrowings under our lines of credit. Our interest income will decrease in fiscal 2002 because we used short-term investments to pay for cash considerations in recent acquisitions and because interest rates may continue to drop.


FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gain amounted to $3.3 million in fiscal 2001 compared to foreign exchange losses of $0.7 million in 2000 and $0.5 million in 1999.

                                              EXFO  o   2001 Annual Report o 28

                                      Management's  Discussion  and  Analysis of
                                 Financial  Condition  and Results of Operations

The foreign exchange gain in fiscal 2001 can be mostly attributed to the disposal of short-term investments denominated in US dollars and to the foreign exchange impact on operating activities of Canadian entities denominated in currencies other than the Canadian dollar. Foreign exchange losses incurred in fiscal 2000 and 1999 are solely due to the foreign exchange impact on operating activities of Canadian entities denominated in currencies other than the Canadian dollar.


INCOME TAXES

Our effective income tax rates were 34.1%, 34.1% and 30.0% for fiscal 2001, 2000 and 1999, respectively. Our effective income tax rate was flat in fiscal 2001 compared to 2000. The increase from fiscal 1999 to 2000 can be attributed to a decrease in our manufacturing and processing deduction.


AMORTIZATION OF GOODWILL

In conjunction with the acquisitions of Burleigh Instruments and EXFO Photonic Solutions, we recorded $248.5 million in goodwill. Goodwill, which is amortized over five years, resulted in an amortization expense of $31.1 million in fiscal 2001.


NET EARNINGS (LOSS)

Net loss amounted to $15.3 million in fiscal 2001 compared to net earnings of $9.9 million in 2000 and $5.8 million in 1999. In terms of per share amounts, we recorded a net loss of $0.29 in fiscal 2001 compared to net earnings of $0.25 in 2000 and $0.14 in 1999.


ADJUSTED NET EARNINGS

As a measure to assess financial performance, we use adjusted net earnings and adjusted net earnings per share. Adjusted net earnings represent net earnings excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses.

Adjusted net earnings amounted to $24.5 million, $10.3 million and $5.8 million in fiscal 2001, 2000 and 1999, respectively. In terms of adjusted net earnings per share, it reached $0.46, $0.26 and $0.14 in fiscal 2001, 2000 and 1999, respectively.


LIQUIDITY AND CAPITAL RESOURCES

Prior to our Initial Public Offering, we had financed operations and met our capital expenditure requirements mainly through cash flows from operations, research and development tax credits and government grants. On June 29, 2000, we closed our Initial Public Offering of 8,050,000 subordinate voting shares at a price of US$26.00 per share in the United States and Cdn$38.55 per share in Canada. Total proceeds, including the over-allotment option exercised by the underwriters, were approximately US$209 million.

Cash Position and Short-Term Investments

As at August 31, 2001, cash and cash equivalents as well as short-term investments consisted of $74.6 million. Our working capital was at $130.3 million. The announced acquisition of Avantas Networks Corporation will be partially financed with $8.0 million of cash on hand.

                                              EXFO  o   2001 Annual Report o 29

Operating Activities

Cash flows provided by operating activities were $3.1 million in fiscal 2001 compared to cash flows used of $4.0 million in 2000 and cash flows provided of $3.7 million in 1999. Cash flows provided by operating activities in fiscal 2001 were primarily due to net earnings after items not affecting cash and cash equivalents of $24.5 million. This figure was mainly offset by an increase of $20.3 million in inventories required to ensure minimal manufacturing and delivery lead times.

Cash flows used in operating activities in fiscal 2000 were primarily due to net earnings after items not affecting cash and cash equivalents of $10.9 million. This figure was mainly offset by an increase of $10.5 million in accounts receivable, resulting from higher volumes of sales and $10.7 million in inventories that were required to ensure minimal manufacturing and delivery lead times.

The major items not affecting cash and cash equivalents consisted of net amortization expenses of $43.9 million for fiscal 2001 and $1.0 million for 2000.

Financing Activities

Cash flows used in financing activities were $4.6 million in fiscal 2001 compared to cash flows provided of $172.9 million in 2000 and cash flows used of $3.3 million in 1999. Cash flows used in financing activities in fiscal 2001 were mainly due to the repayment of bank advances and long-term debt of $5.4 million. Considering these repayments, we have available credit facilities as at August 31, 2001 that provide for advances of up to $11.4 million under lines of credit. These lines of credit bear interest at prime rate.

Cash flows provided by financing activities in fiscal 2000 were the result of the net proceeds of our Initial Public Offering of $192.9 million less the dividends paid of $17.6 million. Cash flows used in financing activities in fiscal 1999 were due to the payment of $3.2 million in dividends that were declared that year. We do not foresee payments of additional dividends during the next three fiscal years.

Investing Activities

Cash flows provided by investing activities were $9.2 million in fiscal 2001 compared to cash flows used of $169.0 million in 2000 and $1.2 million in 1999.

In fiscal 2001, we disposed of $93.4 million in short-term investments to finance the $15.9 million purchase of property, plant and equipment as well as to pay the cash consideration of $68.3 million for the Burleigh Instruments and EXFO Photonic Solutions acquisitions. Despite these investments, the disposal of short-term investments generated net cash flows of $9.2 million in fiscal 2001.

The purchases of $159.8 million in short-term investments from the net proceeds of our Initial Public Offering and of $7.2 million in property, plant and equipment explain the use of cash flows for investing activities in fiscal 2000. In fiscal 1999, the purchase of $1.2 million in property, plant and equipment explain the use of cash flows in investing activities. As at August 31, 2001, property, plant and equipment amounted to $27.1 million, while intangible assets and goodwill related to the acquisitions of Burleigh Instruments and EXFO Photonic Solutions totalled $264.2 million, net of related accumulated amortization.

Outlook

We believe that our existing cash balances and short-term investments, together with cash flows from operations and available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for the upcoming year, taking into account the cash consideration to be paid for the previously announced acquisition of Avantas Networks. However, possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on terms satisfactory to us.

                                              EXFO  o   2001 Annual Report o 30

                                      Management's  Discussion  and  Analysis of
                                 Financial  Condition  and Results of Operations

NEW ACCOUNTING STANDARDS

On August 1, 2001, the Canadian Institute of Chartered Accountants issued section 1581 "Business Combinations," which supersedes section 1580, and issued section 3062 "Goodwill and Other Intangible Assets." Section 1581 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001, to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against these new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceed their fair value. This section will be adopted on September 1, 2002.

The impact of adopting section 3062 will allow us to use the non-amortization approach for goodwill and will reduce annual goodwill amortization by approximately $50 million. Moreover, we will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to deficit. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred.

Under US GAAP, any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings.

For more details on new US accounting standards, see note 19 to our consolidated financial statements.


RISKS AND UNCERTAINTIES

Over the past few years, we have been successful in maintaining a strong rate of growth by effectively managing our activities, by focusing on the research and development of new and innovative products, by penetrating international markets, by seeking and closing important strategic acquisitions and, finally, by attracting and retaining highly skilled employees. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

The main risks and uncertainties related to the fiber-optic test, measurement and automation industry involve the quick development of new products that have short lifecycles and require extensive research and development; the difficulty of attracting and retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to maintain or increase our growth.

In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these companies as well as their products, technologies and personnel.

We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses of certain international subsidiaries, the purchase of raw materials in US dollars and forward exchange contracts. (See note 18 to our consolidated financial statements).

                                              EXFO  o   2001 Annual Report o 31

Also, an economic slowdown in our industry could result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments which potentially subject us to credit risks consist principally of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations and units of a low-risk mutual fund. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

To obtain more information about our risks and uncertainties, please refer to the disclosure documents published with securities commissions.

Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We have identified these statements by the use of words such as "may," "will," "expect," "anticipate," "intend," "plan," "estimate," "believe," "continue" or other similar expressions. These forward-looking statements reflect our current expectations and assumptions as to future events that may not prove to be accurate. Our actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, those discussed in our Annual Information Form filed with the US Securities and Exchange Commission and the Canadian Securities Commissions. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that we cannot guarantee that the forward-looking statements described in this annual report will transpire. We undertake no obligation and do not intend to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

                                              EXFO  o   2001 Annual Report o 32

MANAGEMENT'S REPORT


EXFO's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO's policy is to maintain a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is comprised of outside directors. The Committee meets periodically with Management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.


 /s/ Germain Lamonde                    /s/ Pierre Plamondon
     ---------------------------            ---------------------------
     Germain Lamonde                        Pierre Plamondon, CA
     Chairman, President and CEO            Vice-President, Finance and
                                            Chief Financial Officer

                                              EXFO  o   2001 Annual Report o 33

AUDITORS' REPORT


To the Shareholders of EXFO Electro-Optical Engineering Inc.

We have audited the consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2000 and 2001 and the consolidated statements of earnings, retained earnings (deficit) and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2000 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2001 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP
    ----------------------------------
    Chartered  Accountants
    Quebec, Quebec, Canada
    September 21, 2001

                                              EXFO  o   2001 Annual Report o 34

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

The accompanying notes are integral part of these consolidated financial statements.


As at August 31,                                          2000                2001
-----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                           $    729          $  7,729
Short-term investments (notes 7 and 18)              162,659            66,861
Accounts receivable (notes 7 and 18)
   Trade                                              18,272            24,531
   Other                                               2,790             3,660
Income taxes receivable (note 7)                         284                 -
Inventories (notes 4 and 7)                           18,868            44,345
Prepaid expenses                                       1,023             1,265
Future income taxes (note 15)                            995             1,423
-------------------------------------------------------------------------------
                                                     205,620           149,814
PROPERTY, PLANT AND EQUIPMENT (notes 5 and 7)          8,694            27,140
INTANGIBLE ASSETS AND GOODWILL (notes 6 and 7)         2,320           264,242
FUTURE INCOME TAXES (note 15)                          3,089             1,381
-------------------------------------------------------------------------------
                                                   $ 219,723         $ 442,577
===============================================================================

LIABILITIES
CURRENT LIABILITIES
Bank advances (note 7)                              $     10          $      -
Accounts payable and accrued liabilities (note 8)     10,353            16,180
Income taxes payable                                       -             2,623
Mandatorily redeemable preferred shares (note 9)         543                 -
Deferred revenue                                         395               616
Current portion of long-term debt                        152               106
-------------------------------------------------------------------------------
                                                      11,453            19,525
DEFERRED REVENUE                                         151                 -
DEFERRED GRANTS (note 13)                              1,109             1,002
LONG-TERM DEBT (note 10)                                  16               664
FUTURE INCOME TAXES (note 15)                              -             6,581
-------------------------------------------------------------------------------
                                                      12,729            27,772
-------------------------------------------------------------------------------

COMMITMENTS (note 11)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 12)                              198,459           429,995
CONTRIBUTED SURPLUS                                        -             1,457
CUMULATIVE TRANSLATION ADJUSTMENT                      1,555            (8,333)
RETAINED EARNINGS (DEFICIT)                            6,980            (8,314)
-------------------------------------------------------------------------------
                                                     206,994           414,805
-------------------------------------------------------------------------------
                                                   $ 219,723         $ 442,577
===============================================================================



                        /s/ Germain Lamonde             /s/ Andre Tremblay
                            -------------------------       --------------------
On behalf of the Board:     Germain Lamonde                 Andre Tremblay
                            Chairman,                       Chairman,
                            President and CEO               Audit Committee


                                              EXFO  o   2001 Annual Report o 35

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except share and per share data)

The accompanying notes are integral part of these consolidated financial statements.


Years Ended August 31,                                    1999           2000            2001
----------------------------------------------------------------------------------------------

SALES (note 16)                                     $   42,166      $  71,639      $  146,013

COST OF SALES                                           14,998         24,712          54,946
----------------------------------------------------------------------------------------------

GROSS MARGIN                                            27,168         46,927          91,067
----------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and administrative                              13,279         24,304          46,236
Net research and development (note 13)                   4,315          6,402          13,601
Amortization of property, plant and equipment              857          1,451           3,559
Amortization of intangible assets                           41             47           9,876
Non-recurring expenses (note 14)                             -              -           3,288
----------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                                18,492         32,204          76,560
----------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                 8,676         14,723          14,507
Interest income, net                                       136          1,480           6,098
Foreign exchange gain (loss)                              (506)          (684)          3,327
----------------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME TAXES
   AND AMORTIZATION OF GOODWILL                          8,306         15,519          23,932

INCOME TAXES (note 15)                                   2,492          5,298           8,150
----------------------------------------------------------------------------------------------

EARNINGS BEFORE AMORTIZATION OF GOODWILL                 5,814         10,221          15,782

AMORTIZATION OF GOODWILL                                     -            297          31,076
----------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE YEAR                    $    5,814      $   9,924      $  (15,294)
==============================================================================================

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
   Earnings before amortization of goodwill         $     0.14      $    0.26      $     0.30
   Net earnings (loss)                              $     0.14      $    0.25      $    (0.29)

BASIC WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING (000's)                        38,001         39,951          53,014

DILUTED WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING (000's) (note 17)              38,001         40,086          53,014


                                              EXFO  o   2001 Annual Report o 36

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(DEFICIT) AND CONTRIBUTED SURPLUS
(in thousands of US dollars, except per share data)

The accompanying notes are integral part of these consolidated financial statements.


Retained Earnings (Deficit)


Years Ended August 31,                                    1999           2000            2001
----------------------------------------------------------------------------------------------

BALANCE - BEGINNING OF YEAR                         $   12,044      $  14,592      $    6,980

ADD
Net earnings (loss) for the year                         5,814          9,924         (15,294)
----------------------------------------------------------------------------------------------
                                                        17,858         24,516          (8,314)
----------------------------------------------------------------------------------------------

DEDUCT
Dividends
   Class A shares                                        2,926         17,216               -
   Class C share (note 3)                                  340              -               -
   Class F shares                                            -            320               -
----------------------------------------------------------------------------------------------
                                                         3,266         17,536               -
----------------------------------------------------------------------------------------------

BALANCE - END OF YEAR                               $   14,592     $    6,980      $   (8,314)
==============================================================================================

DIVIDENDS PER SHARE
   Class A shares                                   $     0.08      $    0.45      $        -
   Class C share                                    $      340      $       -      $        -
   Class F shares                                   $        -      $    0.45      $        -


Contributed Surplus


Years Ended August 31,                                    1999           2000            2001
----------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF YEAR                         $        -      $       -      $        -

ADD
Premium on resale of share capital                           -              -           1,457
----------------------------------------------------------------------------------------------

BALANCE - END OF YEAR                               $        -      $       -      $    1,457
==============================================================================================


                                              EXFO  o   2001 Annual Report o 37

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

The accompanying notes are integral part of these consolidated financial statements.


Years Ended August 31,                                    1999           2000            2001
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the year                    $    5,814      $   9,924      $  (15,294)
Add (deduct) items not affecting cash
   and cash equivalents
     Amortization of discount on short-term investments      -           (807)           (594)
     Amortization of property, plant and equipment         857          1,451           3,559
     Amortization of intangible assets                      41             47           9,876
     Foreign exchange gains on disposal
       of short-term investments                             -              -          (3,437)
     Non-recurring expenses                                  -              -           1,083
     Future income taxes                                   (42)           (33)         (1,779)
     Amortization of goodwill                                -            297          31,076
Change in non-cash operating working capital items
     Accounts receivable                                (3,875)       (10,476)            447
     Income taxes receivable                              (381)         2,149          (2,291)
     Inventories                                        (1,259)       (10,732)        (20,308)
     Prepaid expenses                                     (205)          (519)            (67)
     Accounts payable and accrued liabilities            1,965          3,917          (3,736)
     Income taxes payable                                 (115)             -           4,528
     Deferred revenue                                      327            215             100
     Deferred grants                                       533            567             (57)
----------------------------------------------------------------------------------------------
                                                         3,660         (4,000)          3,106

CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                             (136)          (357)         (2,046)
Repayment of mandatorily redeemable preferred shares         -              -            (354)
Repayment of loan from a company under common control        -         (1,349)              -
Repayment of long-term debt                                (20)          (812)         (3,355)
Issuance of share capital                                   86        209,690               -
Resale of share capital                                      -              -           1,490
Redemption of share capital                                  -              -             (33)
Share issue expenses                                         -        (16,743)           (331)
Dividends paid                                          (3,215)       (17,587)              -
----------------------------------------------------------------------------------------------
                                                        (3,285)       172,842          (4,629)
----------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                        (33)      (519,645)       (772,808)
Proceeds from disposal of short-term investments             -        359,886         866,158
Additions to property, plant and equipment
   and intangible assets                                (1,181)        (7,180)        (15,911)
Business combinations (note 3)                               -         (2,108)        (68,255)
----------------------------------------------------------------------------------------------
                                                        (1,214)      (169,047)          9,184
----------------------------------------------------------------------------------------------

CHANGE IN CASH AND CASH EQUIVALENTS                       (839)          (205)          7,661
EFFECT OF FOREIGN EXCHANGE RATE CHANGES
   ON CASH AND CASH EQUIVALENTS                              -            511            (661)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR            1,262            423             729
----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR             $      423      $     729      $    7,729
==============================================================================================

SUPPLEMENTARY INFORMATION
Interest paid                                       $     (148)     $    (480)     $     (377)
Interest received                                   $       98      $     949      $    6,046
Income taxes paid                                   $   (2,801)     $  (3,761)     $   (8,171)


                                              EXFO  o   2001 Annual Report o 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1 o  INCORPORATION AND NATURE OF ACTIVITIES

The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of fiber-optic test, measurement and automation solutions for the telecommunications industry to measure the physical characteristics of optical fiber and related hardware and to automate manufacturing processes. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe, Asia and South America. The company's customers consist primarily of telecommunications carriers, optical component and system manufacturers, as well as research and development laboratories.

2 o  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 19. The principal accounting policies of the company, which have been consistently applied, are summarized as follows:

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated.

Reporting currency

The consolidated financial statements of the company were presented in Canadian dollars up to August 31, 1999. Effective September 1, 1999, the US dollar has been adopted as the reporting currency. The functional currency continues to be the Canadian dollar. The financial statements for the year ended August 31, 1999 are presented in US dollars in accordance with a translation of convenience method using the representative exchange rate as at August 31, 1999 of US$1.00 = Cdn$1.4958. The translated amount for monetary and non-monetary items as at August 31, 1999 became the historical basis for those items in subsequent years.

The financial statements as at August 31, 2000 and 2001 and for the years then ended have been translated using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet and revenues and expenses are translated at the average exchange rate for the year. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.


                                              EXFO  o   2001 Annual Report o 39

Foreign currency translation

Foreign currency transactions
Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate for the year. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.

Foreign subsidiaries
The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the average rate for the year. Gains and losses resulting from remeasurement are reflected in the statements of earnings.

The financial statements of self-sustaining operations with a functional currency other than the US dollar are remeasured into the functional currency using the current rate method. Under this method, assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date and revenues and expenses are remeasured at the average rate for the year. Gains and losses resulting from remeasurement are reflected in the cumulative translation adjustment in shareholders' equity.

Forward exchange contracts
The company enters into forward exchange contracts in order to hedge against potential exchange rate fluctuations on cash flows related to anticipated future revenue streams denominated in foreign currencies. Unrealized gains and losses on these forward exchange contracts are deferred and recognized upon settlement of the related transactions. Accordingly, cash flows resulting from forward exchange contract settlements are classified as cash flows from operating activities along with the corresponding cash flows being hedged.

In 2000, the company entered into forward exchange contracts to sell Canadian dollars in exchange for US dollars. These contracts, which were speculative in nature, were carried on at fair value as at August 31, 2000. The unrealized loss on these contracts as at August 31, 2000 has been included in earnings for that year. As at August 31, 2001, the company does not hold such forward exchange contracts.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and all highly liquid short-term investments with original maturities of three months or less.

Short-term investments

Short-term investments are valued at the lower of cost and market value. Cost is composed of acquisition cost plus amortization of discount or less amortization of premium.

Inventories

Inventories are valued at the lower of cost and net realizable value. The cost of raw materials and work in progress is determined using the first-in, first-out method. The cost of finished goods is determined using the average cost method.

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over their estimated useful lives as follows:

                             Term
    Buildings                15 and 25 years
    Equipment                2 to 7 years
    Leasehold improvements   Remaining lease term including lease renewal option

                                              EXFO  o   2001 Annual Report o 40

                                      Notes to Consolidated Financial Statements

The carrying value of property, plant and equipment is evaluated for impairment whenever significant events occur which may indicate an impairment in value, based upon a comparison of the carrying value to the net recoverable amount.

Intangible assets, goodwill and amortization

Intangible assets include the cost of acquired in process research and development, core technology, work force and trademark, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from five to eight months for in process research and development, of five years for core technology, of one year for work force and of two years for trademark.

Goodwill, which represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, is amortized on a straight-line basis over the estimated useful life of five years.

Intangible assets and goodwill are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over the estimated pre-tax undiscounted future cash flows. Intangible assets and goodwill are written down for any permanent impairment in value of the unamortized portion. As at August 31, 2001, there are no events or circumstances indicating that the carrying value may not be recoverable.

Revenue recognition

For products where the software is incidental, the company recognizes revenue when the products are delivered, with provisions made for estimated returns, warranties and support obligations.

For products where software is not incidental, the revenues are separated into two categories, product and customer support revenues based upon vendor-specific objective evidence of fair value. The product revenues for these sales are recognized when the products are delivered with provisions made for estimated returns and warranties. The customer support revenues are deferred and recognized ratably over the years of the support arrangement, except where provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no upgrades of software are provided.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the grant. Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related asset. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period for which the created job must be maintained or training provided.

Research and development expenses

All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred, net of related tax credits and government grants. Development expenses which meet generally accepted criteria for deferral are capitalized, net of related tax credits and government grants, and amortized against earnings over the estimated period of benefit.

As at August 31, 2001, the company had not deferred any development costs.


                                              EXFO  o   2001 Annual Report o 41

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the years in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Earnings (loss) per share

During the year, the company adopted the Canadian Institute of Chartered Accountants (CICA) section 3500 "Earnings per Share", which requires the use of the treasury stock method in calculating diluted earnings per share and to apply the concept of contingently issuable shares. This standard has been applied retroactively and did not result in any material change to previously reported basic and diluted earnings per share.

Basic earnings (loss) and dividends per share are determined using the weighted average number of common shares outstanding during the year, as adjusted for the effects of reorganizations of share capital in prior years.

Diluted earnings (loss) per share are determined using the weighted average number of common shares outstanding during the year, plus the effects of dilutive potential common shares outstanding during the year. This method requires that diluted earnings (loss) per share be calculated, using the treasury stock method, as if all potential common shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average fair value of the common shares during the year.

Stock-based compensation plans

The company maintains stock-based compensation plans, which are described in note 12. Under accounting principles generally accepted in Canada, no compensation cost is recognized when stocks, stock options or stock awards are issued to plan participants. Any consideration received from plan participants upon the purchase of stock or the exercise of stock options or stock awards is credited to share capital. Cash amounts paid upon the exercise of stock appreciation rights are charged to earnings.

New accounting standards

On August 1, 2001, the CICA issued section 1581 "Business combinations", which supersedes section 1580, and issued section 3062 "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. This section will be adopted on September 1, 2002.

The impact of adopting section 3062 will allow the company to use the non-amortization approach for goodwill and will reduce annual goodwill amortization by approximately $50,000,000. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to deficit. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred.


                                              EXFO  o   2001 Annual Report o 42

                                      Notes to Consolidated Financial Statements

3 o  BUSINESS COMBINATIONS

Business combinations during 2001

Burleigh Instruments, Inc.
On December 20, 2000, the company acquired a 100% interest in Burleigh Instruments, Inc. ("Burleigh"), a U.S. company which manufactures precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at US$189,270,000, including acquisition-related costs of US$2,461,000.

The consideration paid consisted of US$42,461,000 in cash and the issuance of 6,488,816 subordinate voting shares for an amount of US$146,809,000.

Furthermore, as part of this acquisition, the company established a restricted stock award plan for employees of Burleigh (note 12). This plan provides that in the event of an employee's departure, shares to be issued to this employee under the plan will be issued to Burleigh's former shareholders. In such circumstances, this issuance of shares will be recorded as additional goodwill.

EFOS Inc. (renamed EXFO Photonic Solutions Inc.)
On March 15, 2001, the company acquired a 100% interest in EXFO Photonic Solutions Inc. ("EXFO Photonic"), a Canadian company specializing in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market. This acquisition was settled for a total consideration valued at US$110,146,000, including acquisition-related costs of US$194,000. The consideration paid consisted of US$25,194,000 in cash and the issuance of 3,700,000 subordinate voting shares for an amount of US$84,952,000.

These acquisitions have been accounted for using the purchase method and consequently, the net earnings of Burleigh and EXFO Photonic have been included in the consolidated statement of earnings of the company from the date of acquisition of these subsidiaries, being December 20, 2000 for Burleigh and March 15, 2001 for EXFO Photonic.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the dates of acquisition as follows:

                                                      Burleigh        EXFO Photonic
------------------------------------------------------------------------------------
Assets acquired
   Current assets                                   $    7,092          $    9,195
   Property, plant and equipment                         4,457               1,054
   In process research and development                   1,800                 972
   Core technology                                      24,000              25,324
   Work force                                            1,250                 907
   Trademark                                                 -                 421
Liabilities assumed                                     (9,068)             (7,169)
Future income taxes                                     (8,342)               (983)
-----------------------------------------------------------------------------------
Net identifiable assets acquired                        21,189              29,721
Goodwill                                               168,081              80,425
-----------------------------------------------------------------------------------
Purchase price                                         189,270             110,146
Less: Subordinate voting shares issued                 146,809              84,952
-----------------------------------------------------------------------------------
Cash paid                                           $   42,461          $   25,194
===================================================================================

The fair value allocated to intangible assets acquired from Burleigh and EXFO Photonic was based upon independent valuations performed in conjunction with these acquisitions.

The existing technology that has reached technological feasibility was classified as core technology.


                                              EXFO  o   2001 Annual Report o 43

Acquired in process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use.

The fair value of subordinate voting shares issued as part of these business combinations was determined based on the market price of the shares over a reasonable period of time before and after the dates of acquisition of the subsidiaries.

Vanguard Technical Solutions, Inc.
On March 16, 2001, the company, through one of its subsidiaries, Burleigh Automation Inc., acquired substantially all the assets of Vanguard Technical Solutions, Inc., a U.S. company specializing in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which was settled for a total cash consideration of US$600,000 allocated to property and equipment, has been accounted for using the purchase method.


Business combinations during 2000

Nortech Fibronic Inc.
On February 4, 2000, the company acquired a 100% interest in Nortech Fibronic Inc. ("Nortech"), a Canadian company specializing in fiber-optic testing and temperature sensing, in exchange for total consideration valued at US$2,799,000. The consideration paid consisted of US$2,108,000 in cash, the issuance of 800,000 Class G shares which were mandatorily redeemable, for cash or subordinate voting shares at the option of the company, for an amount of US$553,000 (note 9), and a non-interest-bearing debenture in the amount of US$138,000 (note 10).

This acquisition has been accounted for using the purchase method. The estimated fair value of assets and liabilities acquired amounted to US$2,488,000 and US$2,231,000 respectively, resulting in goodwill of US$2,542,000 related to the telecommunication core business.

The net earnings of Nortech have been included in the consolidated statement of earnings of the company from the date of acquisition, being February 4, 2000.

The mandatorily redeemable preferred shares were settled during the year for US$354,000, resulting in a purchase price adjustment of US$189,000 (note 9), which has been applied against goodwill.

GAP Optique S.A.
On June 1, 2000, the company acquired the 85% interest in GAP Optique S.A. held by its parent company for a cash consideration of US$16,000. The carrying value of the net assets of GAP Optique S.A. was US$19,000 as at December 31, 1999. Since the exchange occurred between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and GAP Optique S.A. have been combined using their respective carrying amounts, and financial statements of prior years have been restated as if the companies had always been combined.

Business combination during 1999

GEXFO Distribution Internationale Inc.
On September 1, 1998, the company acquired, from its parent company, all the issued and outstanding shares of GEXFO Distribution Internationale Inc. in exchange for 1 Class C share of the company, which was redeemed at a price of US$340,000. This holding company had two wholly-owned subsidiaries, EXFO America Inc. and EXFO Europe S.A.R.L., which market the company's products for the American and European markets.

Since the exchange was between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and these companies have been combined using their respective carrying amounts, and financial statements of prior years have been restated as if the companies had always been combined.

                                              EXFO  o   2001 Annual Report o 44

                                      Notes to Consolidated Financial Statements

4 o  INVENTORIES


As at August 31,                                                         2000            2001
----------------------------------------------------------------------------------------------
Raw materials                                                       $  12,057      $   29,891
Work in progress                                                        2,910           3,507
Finished goods                                                          3,901          10,947
----------------------------------------------------------------------------------------------
                                                                    $  18,868      $   44,345
==============================================================================================


5 o  PROPERTY, PLANT AND EQUIPMENT

                                                                   Accumulated
As at August 31, 2000                                     Cost     amortization           Net
----------------------------------------------------------------------------------------------
Land                                                $      299      $       -      $      299
Building                                                 3,442             32           3,410
Equipment                                                8,451          4,158           4,293
Leasehold improvements                                   1,373            681             692
----------------------------------------------------------------------------------------------
                                                    $   13,565      $   4,871      $    8,694
==============================================================================================

                                                                   Accumulated
As at August 31, 2001                                     Cost     amortization           Net
----------------------------------------------------------------------------------------------
Land                                                $    2,735      $       -      $    2,735
Buildings                                                9,077            326           8,751
Equipment                                               23,906          9,286          14,620
Leasehold improvements                                   2,390          1,356           1,034
----------------------------------------------------------------------------------------------
                                                    $   38,108      $  10,968      $   27,140
==============================================================================================

6 o  INTANGIBLE ASSETS AND GOODWILL


                           As at August 31, 2000                  As at August 31, 2001
-----------------------------------------------------------------------------------------------
                                                                     Accumulated
                                             Net           Cost      amortization          Net
-----------------------------------------------------------------------------------------------
In process research and development    $       -     $    2,769      $   2,769      $        -
Core technology                                -         49,483          5,678          43,805
Work force                                     -          2,155          1,281             874
Other assets                                  68            637            246             391
-----------------------------------------------------------------------------------------------
                                              68         55,044          9,974          45,070
Goodwill                                   2,252        250,497         31,325         219,172
-----------------------------------------------------------------------------------------------
                                       $   2,320     $  305,541      $  41,299      $  264,242
===============================================================================================


7 o  CREDIT FACILITIES

The company has available credit facilities under lines of credit which provide for advances of up to Cdn$13,000,000 (US$8,400,000) and up to US$3,000,000.
These facilities, which are renewable annually, bear interest at prime rate (prime rate in 2000). Accounts receivable, inventories and all tangible and intangible assets of the company have been pledged as security against these facilities. Amounts of Cdn$15,000 (US$10,000) and nil were drawn against these facilities as at August 31, 2000 and 2001, respectively.

                                              EXFO  o   2001 Annual Report o 45

8 o  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


As at August 31,                                                             2000        2001
----------------------------------------------------------------------------------------------
Trade                                                                    $  6,847    $  7,732
Salaries and social benefits                                                1,698       3,917
Commissions                                                                   966       1,307
Non-recurring expenses (note 14)                                                -       1,230
Warranty                                                                      392         901
Other                                                                         450       1,093
----------------------------------------------------------------------------------------------
                                                                         $ 10,353    $ 16,180
==============================================================================================


9 o  MANDATORILY REDEEMABLE PREFERRED SHARES

Authorized - unlimited as to number, without par value
   Preferred, non-voting, ranking in priority to subordinate and multiple voting shares, each series ranking pari passu with the preferred shares of every other series, issuable in one or more series
   Preferred Series 1, non-voting, redeemed on November 30, 2000.

On February 7, 2000, the company filed articles of amendment pursuant to which the Class G shares were created.

Prior to June 29, 2000, the company's authorized mandatorily redeemable preferred shares consisted of Class B, C, E and G shares.

On June 29, 2000, the company filed articles of amendment pursuant to which preferred shares issuable in series and preferred shares Series 1 were created, the 800,000 issued and outstanding Class G shares were converted into 800,000 preferred shares Series 1 and Class B, C, E and G shares were cancelled.

The following tables summarize the preferred share activity since August 31, 1998:


                                        Class C share            Class E shares
-----------------------------------------------------------------------------------------------
                                                                                         Total
                                      Number      Amount         Number      Amount      amount
-----------------------------------------------------------------------------------------------
Balance as at August 31, 1998              -     $     -      19,000,000   $    -      $    -
   Business combination (note 3)           1         340               -        -         340
   Redemption                             (1)       (340)              -        -        (340)
   Conversion of Class E shares
     into Class A shares (note 12)         -           -     (19,000,000)       -           -
----------------------------------------------------------------------------------------------
Balance as at August 31, 1999,
   2000 and 2001                           -     $     -               -   $    -      $    -
==============================================================================================


                                               Class G shares        Preferred shares Series 1
--------------------------------------------------------------------------------------------------------
                                                                                                 Total
                                              Number      Amount         Number      Amount      amount
--------------------------------------------------------------------------------------------------------
Balance as at August 31, 1998 and 1999             -       $   -              -       $   -       $   -
   Business combination (note 3)             800,000         555              -           -         555
   Conversion of Class G shares into
     preferred shares Series 1              (800,000)       (555)       800,000         555           -
   Foreign currency translation adjustment         -           -              -         (12)        (12)
--------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000                      -           -        800,000         543         543
   Redemption                                      -           -       (800,000)       (354)       (354)
   Purchase price adjustment (note 3)              -           -              -        (189)       (189)
--------------------------------------------------------------------------------------------------------
Balance as at August 31, 2001                      -       $   -              -       $   -       $   -
========================================================================================================

                                              EXFO  o   2001 Annual Report o 46

                                      Notes to Consolidated Financial Statements

10 o  LONG-TERM DEBT


As at August 31,                                                                        2000           2001
------------------------------------------------------------------------------------------------------------
Loans collateralized by equipment, bearing interest at 9.6%, repayable in monthly
   instalments of $13,000 including principal and interest, maturing in 2008           $   -          $ 754
Unsecured non-interest-bearing debenture, repaid during the year (note 3)                136              -
Unsecured non-interest-bearing loan repayable through July 2002                           32             16
------------------------------------------------------------------------------------------------------------
                                                                                         168            770
Less: Current portion                                                                    152            106
------------------------------------------------------------------------------------------------------------
                                                                                       $  16          $ 664
============================================================================================================

As at August 31, 2001, minimum principal repayments required in each of the next five years are $106,000 in 2002, $100,000 in 2003, $110,000 in 2004, $122,000 in
2005 and $134,000 in 2006.

11 o  COMMITMENTS

The company has entered into operating leases for its premises, which expire at various dates through to 2007. Minimum rentals payable under these operating leases amount to $3,170,000 as at August 31, 2001.

For the years ended August 31, 1999, 2000 and 2001, rental expense amounted to $344,000, $579,000 and $1,580,000, respectively.

12 o  SHARE CAPITAL

Authorized - unlimited as to number, without par value
   Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares
   Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

Prior to June 29, 2000, the company's authorized share capital consisted of Class A, D and F shares.

On September 2, 1998, the company filed articles of amendment pursuant to which the Class A shares were split on a 190,000-to-one basis. Pursuant to articles of amendment dated September 3, 1998, the 100 issued and outstanding Class E shares (note 9) were converted into Class A shares on a 190,000-to-one basis. All references to numbers of shares and per share amounts have been restated in order to reflect the share split and conversion noted above.

On June 29, 2000, the company filed articles of amendment pursuant to which subordinate and multiple voting shares were created, the 38,000,000 issued and outstanding Class A shares were converted into 38,000,000 multiple voting shares, the 707,264 issued and outstanding Class F shares were converted into 707,264 subordinate voting shares and the Class A, D and F shares were cancelled.

                                              EXFO  o   2001 Annual Report o 47

The following tables summarize the share capital activity since August 31, 1998:


                                                   Class A shares               Class F shares
--------------------------------------------------------------------------------------------------------------
                                                                                                       Total
                                                   Number      Amount          Number      Amount      amount
--------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1998                  19,000,000       $   1               -       $   -       $   1
   Conversion of Class E shares into
     Class A shares (note 9)                   19,000,000           -               -           -           -
   Issued for cash under stock purchase plan            -           -         197,588          86          86
--------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1999                  38,000,000           1         197,588          86          87
   Issued for cash under stock purchase plan            -           -         509,676         390         390
   Conversion of Class F shares into
     subordinate voting shares                          -           -        (707,264)       (476)       (476)
   Conversion of Class A shares into
     multiple voting shares                   (38,000,000)         (1)              -           -          (1)
--------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000 and 2001                  -       $   -               -       $   -       $   -
==============================================================================================================


                                             Multiple voting shares       Subordinate voting shares
--------------------------------------------------------------------------------------------------------------
                                                                                                       Total
                                                   Number      Amount          Number      Amount      amount
--------------------------------------------------------------------------------------------------------------
Balance as at August 31, 1998 and 1999                 -       $   -               -    $      -    $      -
   Conversion of Class F shares into
     subordinate voting shares                         -           -         707,264         476         476
   Conversion of Class A shares into
     multiple voting shares                   38,000,000           1               -           -           1
   Issued pursuant to the initial
     public offering                                   -           -       8,050,000     209,300     209,300
   Share issue expenses, net of related
     income taxes of $5,425,000                        -           -               -     (11,318)    (11,318)
-------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000                 38,000,000           1       8,757,264     198,458     198,459
   Business combinations (note 3)                      -           -      10,188,816     231,761     231,761
   Conversion of multiple voting shares
     into subordinate voting shares             (100,000)          -         100,000           -           -
   Redemption                                          -           -         (43,999)        (33)        (33)
   Resale                                              -           -          43,999          33          33
   Share issue expenses, net of related
     income taxes of $106,000                          -           -               -        (225)       (225)
-------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2001                 37,900,000       $   1      19,046,080   $ 429,994   $ 429,995
=============================================================================================================


Stock purchase plan

The company's stock purchase plan terminated at the time of the initial public offering, being June 29, 2000. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. Shares issued under that plan are restricted as to sale and transferability for a period of at least five years from the date of acquisition. Prior to its initial public offering, the company issued 707,264 Class F shares in exchange for a weighted average cash consideration of Cdn$0.98 (US$0.68) per share. As at August 31, 2001, the company has guaranteed the repayment of third party loans totalling Cdn$218,000 (US$141,000) obtained by certain employees with respect to the purchase of Class F shares.

Stock option plan

In May, 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.


                                              EXFO  o   2001 Annual Report o 48

                                      Notes to Consolidated Financial Statements

The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual cannot exceed 5% of the number of outstanding subordinate voting shares. The exercise price is the market price of the common shares on the date of grant. Options granted under the plan generally expire ten years from the date of grant. Options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. Up to October 10, 2000, the number of options which ultimately would become exercisable in any given year, and in aggregate, was dependent on the degree to which the company's financial performance objectives were met. Nevertheless, on October 10, 2000, the Board of Directors of the company amended the vesting terms for options granted pursuant to the option plan to remove the financial performance criterion. Accordingly, options granted vest over the four-year period. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

The following table summarizes the stock option activity since May 2000:


Years ended August 31,                            2000                         2001
----------------------------------------------------------------------------------------------
                                                      Weighted                       Weighted
                                                       average                        average
                                       Number   exercise price         Number  exercise price
----------------------------------------------------------------------------------------------
Outstanding - Beginning of year             -       $        -        609,734      $       26
   Granted                            609,734               26      2,153,352              29
   Forfeited                                -                -       (348,855)            (29)
----------------------------------------------------------------------------------------------
Outstanding - End of year             609,734       $       26      2,414,231      $       28
==============================================================================================
Exercisable - End of year                   -       $        -        510,244      $       26
==============================================================================================


The following table summarizes information about stock options as at August 31, 2001:

                                           Options outstanding              Options exercisable
                                          as at August 31, 2001            as at August 31, 2001
-----------------------------------------------------------------------------------------------------
                                                          Weighted                          Weighted
                                                           average                           average
                                                         remaining                         remaining
Exercise price                           Number   contractual life        Number    contractual life
-----------------------------------------------------------------------------------------------------
$19.19 to $29.99                      1,965,551          9.3 years       510,244           8.8 years
$30.00 to $39.99                         72,500          9.1 years             -                   -
$40.00 to $49.99                        282,550            9 years             -                   -
$50.00 to $56.75                         93,630            9 years             -                   -
-----------------------------------------------------------------------------------------------------
                                      2,414,231          9.2 years       510,244           8.8 years
=====================================================================================================


Restricted stock award plan

On December 20, 2000, the company established a restricted stock award plan for employees of Burleigh. A total of 359,781 stock awards entitle employees to receive an equal aggregate number of subordinate voting shares at a purchase price of nil. Stock awards granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The plan will expire on December 20, 2004.

As at August 31, 2001, none of the 359,781 outstanding stock awards were exercisable.

Stock appreciation right plan

On August 4, 2001, the company established a stock appreciation right plan for certain of its employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant.

Stock appreciation rights granted under the plan generally expire ten years from the date of grant.

Stock appreciation rights generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.


                                              EXFO  o   2001 Annual Report o 49

During the year, the company granted 22,400 stock appreciation rights with a weighted average exercise price of US$29.72 and none of them were exercisable as at August 31, 2001.

Considering the market price of the common shares of US$12.09 as at August 31, 2001, no compensation expense has been recorded in 2001 under that plan.


13 o  OTHER DISCLOSURES

Net research and development expenses

Net research and development expenses comprise the following:


Years Ended August 31,                          1999           2000            2001
------------------------------------------------------------------------------------
Gross research and development expenses   $    6,390      $   9,374      $   17,601
Research and development tax credits          (1,935)        (2,436)         (3,369)
Government grants                               (140)          (536)           (631)
------------------------------------------------------------------------------------
                                          $    4,315      $   6,402      $   13,601
====================================================================================


Other grants and tax credits

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$388,000) towards interest costs incurred over the period from January 1, 1998 through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,434,000) over the period from January 1, 1998 through December 31, 2002, payable based on the number of full-time jobs created during the period.

The above grants are subject to the condition that the company maintains its Canadian principal place of business within the Province of Quebec until at least December 31, 2002 and that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should these conditions not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. During the period from January 1, 1998 to August 31, 2001, the company recognized a total of Cdn$2,820,000 (US$1,822,000) under this program, of which Cdn$1,505,000
(US$972,000) has been credited to earnings with the balance of Cdn$1,315,000 (US$850,000) having been included in deferred grants in the balance sheet.

Furthermore, in 1999, the company entered into another agreement with the Minister. Pursuant to this agreement, the Minister agreed to provide grants up to a maximum of Cdn$3,756,000 (US$2,427,000) over the period from February 1998 to June 2002, payable based on the number of jobs created and certain specific training expenses related to such jobs. The above grant is subject to the condition that 361 jobs be created pursuant to the agreement and that the new employees continue to participate in the specific training program for a period of at least ten consecutive months. Should these conditions not be met by the company, the Minister may enforce various recourse, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since 1998, the company has recognized a total of Cdn$2,552,000 (US$1,649,000) under this program, of which Cdn$2,317,000 (US$1,497,000) has been credited to earnings with the balance of Cdn$235,000 (US$152,000) having been included in deferred grants in the balance sheet.

Should any repayments of amounts received pursuant to these agreements be required, such repayments will be charged to earnings as the amounts of any repayments become known.

Finally, since 2000, companies operating in the Quebec City area are eligible to a refundable tax credit granted by the government of the Province of Quebec. This credit is earned on the increase of production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has recognized a total of Cdn$3,387,000 (US$2,188,000) under this program which has been credited to earnings.


                                              EXFO  o   2001 Annual Report o 50

                                      Notes to Consolidated Financial Statements

The reduction in the company's work force described in note 14 had no effect on amounts recognized under these programs.

Following is a summary of the classification of these and certain other grants and tax credits (government grants) in the statements of earnings.

Interest income for the years ended August 31, 1999, 2000 and 2001 is net of related government grants of $126,000, $196,000 and $15,000, respectively.

Cost of sales for the years ended August 31, 1999, 2000 and 2001 is net of government grants of $33,000, $915,000 and $1,742,000, respectively.

Selling and administrative expenses for the years ended August 31, 1999, 2000 and 2001 are net of government grants of $21,000, $386,000 and $260,000, respectively.

Research and development expenses for the years ended August 31, 1999, 2000 and 2001 are net of government grants of $140,000, $536,000 and $631,000, respectively.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

o  Deferred profit sharing plan

   The company maintains a plan for eligible Canadian resident employees, that requires the company to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of gross salary to a tax-deferred registered retirement savings plan. Contributions to this plan during the years ended August 31, 1999, 2000 and 2001 amounted to Cdn$156,000 (US$104,000), Cdn$202,000 (US$137,000) and Cdn$642,000
   (US$419,000), respectively.

o  401K plans

   The company maintains 401K plans for eligible U.S. resident employees. Under these plans, the company may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the years ended August 31, 1999, 2000 and 2001, the company recorded contributions totalling $21,000, $23,000 and $285,000, respectively.


14 o  NON-RECURRING EXPENSES

During 2001, the company implemented a structured plan to reduce costs and increase efficiency.

Under that plan, the company recorded non-recurring expenses of $3,288,000, including $844,000 in severance expenses for the 245 employees who were terminated, $1,476,000 for unused assets and $968,000 for future payments on exit leased facilities. These expenses are recorded as non-recurring expenses in the statement of earnings. As at August 31, 2001, the accrued liabilities related to this structured plan are $1,230,000, including $372,000 for severance expenses and $858,000 for future payments on exit leased facilities.


                                              EXFO  o   2001 Annual Report o 51

15 o  INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate to the provision for income taxes per the financial statements is as follows:


Years Ended August 31,                                                  1999           2000            2001
------------------------------------------------------------------------------------------------------------
   Income taxes at combined Canadian federal and provincial
     statutory tax rate (38% in 1999 and 2000 and 37% in 2001)     $   3,156      $   5,897       $   8,855
   Increase (decrease) due to:
   Manufacturing and processing deduction                               (519)          (645)         (1,201)
   Non-taxable income                                                      -              -            (144)
   Non-deductible expenses                                                40             57             274
   Higher rate on interest income                                          -            133             480
   Lower rate on foreign exchange gain                                     -              -            (283)
   Difference between combined Canadian federal and provincial
     statutory tax rate and foreign subsidiaries statutory tax rates       -              -              60
   Effect of consolidation of subsidiaries                                 -              -            (276)
   Tax deductions                                                          -              -            (136)
   Other                                                                (185)          (144)            159
   Change in valuation allowance                                           -              -             362
------------------------------------------------------------------------------------------------------------
                                                                   $   2,492      $   5,298       $   8,150
============================================================================================================

Income taxes consist of the following:
   Current                                                         $   2,534      $   5,331       $   9,929
   Future                                                                (42)           (33)         (1,779)
------------------------------------------------------------------------------------------------------------
                                                                   $   2,492      $   5,298       $   8,150
============================================================================================================

Significant components of the company's future tax assets and liabilities are as follows:


As at August 31,                                                                       2000            2001
------------------------------------------------------------------------------------------------------------
Future tax assets
   Property, plant and equipment and intangible assets                            $       -       $     107
   Provisions and accruals                                                              266           1,208
   Government grants                                                                      -             247
   Deferred revenue                                                                     175             198
   Share issue expenses                                                               4,358           3,128
   Non-recurring expenses                                                                 -             930
   Research and development expenses                                                     94              86
   Losses carried forward                                                               105             272
   Other                                                                                 (6)             39
------------------------------------------------------------------------------------------------------------
                                                                                      4,992           6,215
   Valuation allowance                                                                    -            (362)
------------------------------------------------------------------------------------------------------------
                                                                                  $   4,992       $   5,853
============================================================================================================

Future tax liabilities
   Property, plant and equipment and intangible assets                            $    (419)      $  (8,640)
   Research and development tax credits                                                (474)           (680)
   Government grants                                                                    (15)           (310)
------------------------------------------------------------------------------------------------------------
                                                                                       (908)         (9,630)
------------------------------------------------------------------------------------------------------------
Future tax assets (liabilities), net                                              $   4,084       $  (3,777)
============================================================================================================

As at August 31, 2001, a company's subsidiary has accumulated losses for income tax purposes of approximately $902,000 and research and development expenses of approximately $961,000 at the provincial level for which a valuation allowance of $362,000 has been established. These losses can be carried forward against the subsidiary's future years' taxable income until 2008. These accumulated research and development expenses can be carried forward indefinitely against the subsidiary's future years' provincial taxable income.


                                              EXFO  o   2001 Annual Report o 52

                                      Notes to Consolidated Financial Statements

16 o  SEGMENT INFORMATION

Management has organized the company under one operating segment, that being the development, manufacture and marketing of fiber-optic test, measurement and automation solutions.

Sales to external customers by geographic region are detailed as follows:


Years Ended August 31,                                    1999           2000            2001
----------------------------------------------------------------------------------------------
United States                                       $   20,755      $  36,139      $   72,604
Canada                                                   2,973          8,006          12,531
Europe                                                   8,721         14,503          30,568
Asia                                                     3,199          6,486          19,059
South America                                            2,271          2,221           5,838
Other                                                    4,247          4,284           5,413
----------------------------------------------------------------------------------------------
                                                    $   42,166      $  71,639      $  146,013
==============================================================================================

Sales have been allocated to geographic regions based on the country of residence of the related customers.

During all years presented above, there were no customers from which 10% or more of total sales were derived.

Long-lived assets by geographic region are detailed as follows:


As at August 31,                                                         2000            2001
----------------------------------------------------------------------------------------------
United States                                                       $       -      $  171,450
Canada                                                                 11,014         119,932
----------------------------------------------------------------------------------------------
                                                                    $  11,014      $  291,382
==============================================================================================

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.


17 o  EARNINGS PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted earnings per share calculations:


Years Ended August 31,                                                1999           2000           2001
---------------------------------------------------------------------------------------------------------
   Basic weighted average number of shares outstanding (000's)      38,001         39,951         53,014
   Conversion of preferred shares Series 1                               -             26              -
   Exercise of stock options                                             -            109              -
---------------------------------------------------------------------------------------------------------
   Diluted weighted average number of shares outstanding (000's)    38,001         40,086         53,014
=========================================================================================================

Unaudited supplementary per share information

The following supplementary per share information is calculated from net earnings before the amortization of goodwill of $31,076,000 ($297,000 in 2000 and nil in 1999), the after-tax effect of amortization of intangible assets of $6,513,000 ($31,000 in 2000 and $28,700 in 1999) and the after-tax effect of non-recurring expenses of $2,168,000 (nil in 2000 and 1999). The unaudited supplementary information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.


Years Ended August 31,                                                 1999           2000           2001
----------------------------------------------------------------------------------------------------------
Net earnings before amortization of goodwill and after-tax
   effect of amortization of intangible assets
   and non-recurring expenses                                      $  5,843       $ 10,252       $ 24,463
Basic and diluted per share net earnings before amortization of goodwill and after-tax effect of amortization of intangible
   assets and non-recurring expenses                               $   0.14       $   0.26       $   0.46

                                              EXFO  o   2001 Annual Report o 53

18 o  FINANCIAL INSTRUMENTS

Short-term investments

Short-term investments consist of the following:

As at August 31,                                                                      2000          2001
---------------------------------------------------------------------------------------------------------
Mutual fund denominated in Canadian dollars                                      $       -      $ 14,861
Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 5.77% to  5.98%  in 2000  and  4.35% to 4.60% in 2001,  maturing  on different dates between November 2000 and February 2001 in 2000
   and September 2001 and November 2001 in 2001                                     41,872        52,000
Commercial paper denominated in US dollars, bearing interest at annual rates
   of 6.51% to 6.79%, matured in 2001                                              120,787             -
---------------------------------------------------------------------------------------------------------
                                                                                 $ 162,659      $ 66,861
=========================================================================================================

Fair value

Cash and cash equivalents, accounts receivable, bank advances, accounts payable and accrued liabilities and long-term debt are financial instruments whose fair values approximate their carrying values.

The fair value of short-term investments, determined based on market value, amounted to $162,719,000 and $66,861,000 as at August 31, 2000 and 2001,
respectively.

Credit risk

Financial instruments which potentially subject the company to credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations and units of a low-risk mutual fund. The company's cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore the company considers the risk of non-performance on these instruments to be remote.

Due to the North American, European, Asian and South American distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $149,000 and $893,000 as at August 31, 2000 and 2001, respectively.

Interest rate risk

As at August 31, 2001, the company's exposure to interest rate risk is summarized as follows:

     Cash and cash equivalents                    Non-interest bearing
     Short-term investments                       As described above
     Accounts receivable                          Non-interest bearing
     Bank advances                                Prime rate
     Accounts payable and accrued liabilities     Non-interest bearing
     Long-term debt                               As described in note 10

                                              EXFO  o   2001 Annual Report o 54

                                      Notes to Consolidated Financial Statements

Forward exchange contracts

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2000 and 2001, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:


                                                                    Weighted average
                                    Contractual amounts    contractual forward rates
-------------------------------------------------------------------------------------
As at August 31, 2000
   September 2000 to August 2001              $   5,400                       1.4871
   September 2001 to April 2002                   1,200                       1.4602
As at August 31, 2001
   September 2001 to August 2002              $  15,200                       1.4969
   September 2002 to February 2003                1,800                       1.5184

As at August 31, 2000 and 2001, these contracts resulted in deferred unrealized losses of US$45,000 and US$533,000, respectively, which have not been reflected in the statements of earnings.

As at August 31, 2000, the company held forward exchange contracts to buy US dollars at various forward rates, which are summarized as follows:


                                                                   Weighted average
                                     Contractual amount    contractual forward rate
------------------------------------------------------------------------------------
Maturing between November 2000
   and January 2001                           $  40,500                      1.4777

As at August 31, 2000, these contracts resulted in an unrealized loss of US$24,000 which has been reflected in the statement of earnings for that year.


19 o  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial results for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S.
GAAP).

Additional significant disclosures required under U.S. GAAP have also been provided in the accompanying financial statements and notes. The following summarizes the significant differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP not already disclosed in the accompanying financial statements.


                                              EXFO  o   2001 Annual Report o 55

Reconciliation of net earnings (loss) to conform with U.S. GAAP

The following summary sets out the significant differences to the company's reported net earnings (loss) and net earnings (loss) per share which would be made to conform with U.S. GAAP:


Years Ended August 31,                                               1999          2000            2001
--------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year in accordance
    with Canadian GAAP                                           $  5,814      $  9,924      $  (15,294)
Non-cash stock-based compensation costs
   related to stock option plan                          a)             -        (1,464)           (954)
Non-cash stock-based compensation costs
   related to stock purchase plan                        a)           (10)         (538)           (477)
Non-cash stock-based compensation costs
   related to restricted stock award plan                a)             -             -          (3,481)
Change in reporting currency                             b)           (44)            -               -
Unrealized gains on forward exchange contracts           c)           208             -              97
Future income taxes on forward exchange contracts        c)           (67)            -              20
Future income taxes on acquired in process
   research and development                              d)             -             -            (936)
Amortization of goodwill                                 d)             -             -          (8,453)
--------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year in accordance
   with U.S. GAAP                                                   5,901         7,922         (29,478)
Other comprehensive income (loss)
Foreign currency translation adjustments                 b)           606         1,555          (9,888)
Unrealized holding gains on available-for-sale
   securities, net of related future income taxes        e)            36            37              -
Reclassification of holding gains on available-for-sale
   securities included in net earnings (loss),
   net of related future income taxes                    e)             -           (36)            (37)
--------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                      $  6,543      $  9,478      $  (39,403)
========================================================================================================
Basic and diluted net earnings (loss) per share
   in accordance with U.S. GAAP                          f)      $   0.15      $   0.20      $    (0.56)

As a result of the aforementioned adjustments to net earnings (loss), significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

Share capital


As at August 31,                                                     1999          2000            2001
--------------------------------------------------------------------------------------------------------
Share capital in accordance with Canadian GAAP                   $    87      $ 198,459      $  429,995
Stock-based compensation costs related to stock
   purchase plan                                         a), g)
     Current year                                                     45          2,647            (150)
     Cumulative effect of prior years                                  -             45           2,692
Shares issued upon business combinations                 d)            -              -          65,584
--------------------------------------------------------------------------------------------------------
Share capital in accordance with U.S. GAAP                       $   132      $ 201,151      $  498,121
========================================================================================================

                                              EXFO  o   2001 Annual Report o 56

                                      Notes to Consolidated Financial Statements

Deferred stock-based compensation costs


As at August 31,                                                     1999          2000            2001
--------------------------------------------------------------------------------------------------------
Deferred stock-based compensation costs in
   accordance with Canadian GAAP                                 $      -     $       -      $        -
Stock-based compensation costs related to stock-
   based compensation plans                              a), g)
     Current year                                                     (45)      (21,396)         (8,145)
     Cumulative effect of prior years                                   -           (35)        (19,429)
Amortization for the year                                              10         2,002           4,912
Reduction of stock-based compensation costs                             -             -          14,694
--------------------------------------------------------------------------------------------------------
Deferred stock-based compensation costs in
   accordance with U.S. GAAP                                     $    (35)    $ (19,429)     $   (7,968)
========================================================================================================


Other capital


As at August 31,                                                     1999          2000            2001
--------------------------------------------------------------------------------------------------------
Other capital in accordance with Canadian GAAP                   $      -     $      -       $        -
Stock-based compensation costs related to stock-
   based compensation plans                              a)
     Current year                                                       -       18,749            8,145
     Cumulative effect of prior years                                   -            -           18,749
Reduction of stock-based compensation costs                             -            -          (14,544)
--------------------------------------------------------------------------------------------------------

Other capital in accordance with U.S. GAAP                       $      -     $ 18,749       $   12,350
========================================================================================================

Retained earnings (deficit)


As at August 31,                                                     1999          2000            2001
--------------------------------------------------------------------------------------------------------
Retained earnings (deficit) in accordance with
   Canadian GAAP                                                 $ 14,592      $  6,980      $   (8,314)
Stock-based compensation costs related to stock-
   based compensation plans                              a)
     Current year                                                     (10)       (2,002)         (4,912)
     Cumulative effect of prior years                                   -           (10)         (2,012)
Unrealized gains on forward exchange contracts,
     net of related future income taxes                  c)
     Current year                                                       -             -             117
Future income taxes on acquired in process
   research and development                              d)
     Current year                                                       -             -            (936)
Amortization of goodwill                                 d)
     Current year                                                       -             -          (8,453)
Change in reporting currency                             b)
     Current year
       Net earnings                                                   (44)            -               -
       Dividends                                                       24             -               -
     Cumulative effect of prior years                               1,036         1,016           1,016
--------------------------------------------------------------------------------------------------------
Retained earnings (deficit) in accordance
   with U.S. GAAP                                                $ 15,598      $  5,984      $  (23,494)
========================================================================================================

                                              EXFO  o   2001 Annual Report o 57

Accumulated other comprehensive income (loss)


Years Ended August 31,                                               1999          2000            2001
--------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                 b)
     Balance - Beginning of year                                 $ (1,622)     $ (1,016)     $      539
     Change during the year                                           606         1,555          (9,888)
--------------------------------------------------------------------------------------------------------
     Balance - End of year                                         (1,016)          539          (9,349)
--------------------------------------------------------------------------------------------------------
Unrealized holding gains on available-for-sale
   securities, net of future income taxes                e)
     Balance - Beginning of year                                        -            36              37
     Unrealized gains arising during the year,
       net of related future income taxes                              36            37               -
     Reclassification adjustment for amounts
       included in net earnings (loss), net of
       related future income taxes                                      -           (36)            (37)
--------------------------------------------------------------------------------------------------------
     Balance - End of year                                             36            37               -
--------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)                    $   (980)     $    576      $   (9,349)
========================================================================================================


Balance sheets

The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                   As at August 31, 2000         As at August 31, 2001
---------------------------------------------------------------------------------------------------------
                                                As reported      U.S. GAAP    As reported       U.S. GAAP
Goodwill                          d)
   Cost                                           $   2,549     $    2,549      $ 250,497      $ 315,547
   Accumulated amortization                            (297)          (297)       (31,125)       (39,762)
---------------------------------------------------------------------------------------------------------
                                                  $   2,252      $   2,252      $ 219,172      $ 275,785
=========================================================================================================

Shareholders' equity
   Share capital                  a), d), g)      $ 198,459      $ 201,151      $ 429,995      $ 498,121
   Contributed surplus                                    -              -          1,457          1,457
   Cumulative
     translation adjustment       b)                  1,555              -         (8,333)             -
   Deferred stock-based
     compensation costs           a), g)                  -        (19,429)             -         (7,968)
   Other capital                  a)                      -         18,749              -         12,350
   Retained earnings (deficit)    a), b), c), d)      6,980          5,984         (8,314)       (23,494)
   Accumulated other
     comprehensive income (loss)  b), e)                  -            576              -         (9,349)
---------------------------------------------------------------------------------------------------------
                                                  $ 206,994      $ 207,031      $ 414,805      $ 471,117
=========================================================================================================


Statements of cash flows

For the years ended August 31, 1999, 2000 and 2001, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

Reconciliation items

a) Accounting for stock-based compensation

To conform with U.S. GAAP, the company measures stock-based compensation costs using the intrinsic value method (APB 25 "Accounting for Stock Issued to Employees").


                                              EXFO  o   2001 Annual Report o 58

                                      Notes to Consolidated Financial Statements

Stock purchase plan
Under APB 25, compensation cost related to the stock purchase plan is measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation cost is amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000.

During the years ended August 31, 1999 and 2000, the weighted average fair value per share under the stock purchase plan amounted to $0.68 and $10.80, respectively. The fair value per share since inception of the plan to June 29, 2000 ranged between $0.68 and $18.00.

Stock option plan
In accordance with APB 25, the company's stock option plan was considered to be a variable plan until October 10, 2000. As a result of the amendment to the stock option plan described in note 12, the performance criterion was removed and the number of shares to be issued under the plan was fixed. Aggregate compensation cost for the period from the date of grant to August 31, 2001 amounts to $2,418,000. Accordingly, the current year reflects a net reduction of the compensation cost and deferred compensation cost previously recognized of $467,000 and $14,544,000, respectively. Compensation cost under this plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years.

Restricted stock award plan
Under APB 25, compensation cost related to the restricted stock award plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price which is nil. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period.

Under Canadian GAAP, no compensation cost is recognized for these stock-based compensation plans.

b) Change in reporting currency

As mentioned in note 2, on September 1, 1999, the company adopted the US dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience.

Under Canadian GAAP, the statement of earnings for the year ended August 31, 1999 was translated into US dollars using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, revenues and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rate for the year ended August 31, 1999 was US$1.00 = Cdn$1.5068. The exchange rate as at August 31, 1999 was US$1.00 = Cdn$1.4958.

c) Forward exchange contracts

On September 1, 2000, the company prospectively adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and its amendments (SFAS 138), which requires all derivatives to be carried on the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the year ended August 31, 2001 and accordingly, changes in the fair value of the derivatives have been charged to earnings during the year.

Prior to the adoption of SFAS 133, forward exchange contracts held by the company were accounted for in accordance with SFAS 52 under U.S. GAAP. Accordingly, certain of the forward exchange contracts held for hedging and other purposes in 1998 and 1999, for which the underlying transactions were not firmly committed, did not qualify for hedge accounting. Consequently, unrealized gains or losses on these contracts at each balance sheet date were reflected in earnings for the corresponding year.


                                              EXFO  o   2001 Annual Report o 59

Under Canadian GAAP, the company's forward exchange contracts held for the purpose of hedging anticipated sales qualified for hedge accounting and any unrealized gains or losses were deferred and recognized in the statement of earnings upon settlement of the related transactions.

d) Business combinations

Under U.S. GAAP, the value of shares issued upon a business combination should be determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

Consequently, the measurement dates of the acquisitions of Burleigh and EXFO Photonic occurred on December 14, 2000 and March 6, 2001, respectively, the dates on which all significant terms of the agreements were known. The average market price of the shares a few days before and after those dates was $31.09 and $25.84, respectively. Considering the number of shares issued upon those acquisitions, the total consideration for U.S. GAAP purposes amounts to $244,198,000 ($189,270,000 under Canadian GAAP) for Burleigh and $120,802,000
($110,146,000 under Canadian GAAP) for EXFO Photonic, thus increasing share capital and goodwill under U.S. GAAP.

Furthermore, under U.S. GAAP, in process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process. Under Canadian GAAP, in process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process. As at August 31, 2001, in process research and development recorded under Canadian GAAP was fully amortized.

e) Short-term investments

Under U.S. GAAP, the short-term investments would be classified as "available-for-sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income (loss) on a net-of-tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and cost is composed of acquisition cost plus amortization of discount or less amortization of premium.

f) Earnings (loss) per share

Under U.S. GAAP, the presentation of per share figures for earnings before amortization of goodwill and of any other unaudited supplementary per share non-GAAP information is not permitted. In addition, under U.S. GAAP, amortization of goodwill would be included in the computation of earnings from operations.

g) Share capital

Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, resulting in any difference between the amount originally credited to share capital and the remaining deferred compensation cost being credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

h) New accounting standards

On June 15, 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company has not yet assessed the impact of the adoption of this new standard.


                                              EXFO  o   2001 Annual Report o 60

                                      Notes to Consolidated Financial Statements

On July 20, 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. This section will be adopted on September 1, 2002.

The impact of adopting SFAS 142 will allow the company to use the non-amortization approach for goodwill and will reduce annual goodwill amortization by approximately $63,000,000. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings.

Unaudited pro forma information on business combinations

Under U.S. GAAP, pro forma information must be provided as though the business combinations had occurred at the beginning of the reported periods.

The following unaudited pro forma information reflects the results of operations as if the 2001 acquisitions had been completed on September 1, 2000 and 1999, the 2000 acquisitions had been completed on September 1, 1999 and 1998, and the 1999 acquisition had been completed on September 1, 1998.

Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.


Years Ended August 31,                                 1999        2000        2001
------------------------------------------------------------------------------------
Sales                                             $  44,948   $ 107,262   $ 165,754
Net earnings (loss)                               $   5,689   $ (71,143)  $ (56,498)
Basic and diluted net earnings (loss) per share   $    0.14   $   (1.42)  $   (0.99)


Accounting for stock-based compensation

Under U.S. GAAP, the company has elected to measure compensation cost related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, Accounting for Stock-Based Compensation, the company is required to make pro forma disclosures of net earnings (loss), basic and diluted net earnings (loss) per share as if the fair value based method of accounting had been applied.

The fair value of options or awards granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:


Years Ended August 31,                                             2000       2001
-----------------------------------------------------------------------------------
Risk-free interest rate                                            6.04%      5.36%
Expected volatility                                                  75%        75%
Dividend yield                                                      Nil        NIL
Weighted average expected life                                32 months  33 months

                                              EXFO  o   2001 Annual Report o 61

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options and awards which have no vesting restrictions, and are fully transferable. In addition, option and award valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

If the fair value based method had been used to account for stock-based compensation costs related to stock options and stock awards issued to employees, directors and executive officers, the net earnings (loss) and related net earnings (loss) per share figures under U.S. GAAP would be as follows:


Years Ended August 31,                                             2000        2001
------------------------------------------------------------------------------------
Pro forma net earnings (loss) for the year                    $   8,939   $ (39,109)
Pro forma basic and diluted net earnings (loss) per share     $    0.22   $   (0.74)


20 o  SUBSEQUENT EVENT

Acquisition of Avantas Networks Corporation

On August 20, 2001, the company entered into an agreement to acquire a 100% interest in Avantas Networks Corporation, a Canadian company specializing in fiber-optic protocol testing. This acquisition is expected to be settled for a total consideration of approximately US$95,625,000, less cash acquired of US$28,000,000. The consideration paid will consist of US$36,000,000 in cash and the issuance of approximately 4,400,000 subordinate voting shares. The fair value of subordinate voting shares to be issued was determined based on the market price of the shares over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. This acquisition will be accounted for using the purchase method according to the new CICA section 1581. The goodwill resulting from this acquisition will not be amortized according to CICA section 3062 but will be subject to an impairment test.

This acquisition is expected to be closed in the first quarter of 2002.


                                              EXFO  o   2001 Annual Report o 62

QUARTERLY SUMMARY
FINANCIAL INFORMATION (UNAUDITED)
(in thousands of US dollars, except per share data)



                                                                                       Years ended
                                1st quarter   2nd quarter   3rd quarter   4th quarter   August 31,
---------------------------------------------------------------------------------------------------
2001
Sales                             $ 28,519     $ 36,293      $ 45,781     $ 35,420     $146,013
Cost of sales                     $ 10,308     $ 12,787      $ 17,418     $ 14,433     $ 54,946
Gross margin                      $ 18,211     $ 23,506      $ 28,363     $ 20,987     $ 91,067
Earnings (loss) from operations   $  6,791     $  6,912      $  4,335     $ (3,531)    $ 14,507
Net earnings (loss)               $  7,505     $     24      $ (8,630)    $(14,193)    $(15,294)
Adjusted net earnings*            $  7,638     $  7,511      $  6,204     $  3,219     $ 24,463
Basic and diluted net earnings
   (loss) per share*              $   0.16     $      -      $  (0.15)    $  (0.25)    $  (0.29)
Basic and diluted adjusted net
   earnings per share*            $   0.16     $   0.14      $   0.11     $   0.06     $   0.46

2000
Sales                             $ 11,688     $ 17,423      $ 19,411     $ 23,117     $ 71,639
Cost of sales                     $  3,733     $  5,876      $  7,347     $  7,756     $ 24,712
Gross margin                      $  7,955     $ 11,547      $ 12,064     $ 15,361     $ 46,927
Earnings from operations          $  2,092     $  3,640      $  3,847     $  5,144     $ 14,723
Net earnings                      $  1,300     $  2,412      $  2,748     $  3,464     $  9,924
Adjusted net earnings*            $  1,306     $  2,461      $  2,885     $  3,599     $ 10,252
Basic and diluted net earnings
   per share*                     $   0.03     $   0.06      $   0.07     $   0.08     $   0.25
Basic and diluted adjusted net
   earnings per share*            $   0.03     $   0.06      $   0.07     $   0.08     $   0.26

1999
Sales                             $  9,124     $  9,604      $ 10,916     $ 12,522     $ 42,166
Cost of sales                     $  3,402     $  3,619      $  3,753     $  4,224     $ 14,998
Gross margin                      $  5,722     $  5,985      $  7,163     $  8,298     $ 27,168
Earnings from operations          $  1,890     $  1,640      $  2,417     $  2,729     $  8,676
Net earnings                      $  1,175     $  1,045      $  1,623     $  1,971     $  5,814
Adjusted net earnings*            $  1,182     $  1,052      $  1,630     $  1,979     $  5,843
Basic and diluted net earnings
   per share*                     $   0.02     $   0.03      $   0.04     $   0.05     $   0.14
Basic and diluted adjusted net
   earnings per share*            $   0.02     $   0.03      $   0.04     $   0.05     $   0.14


* Adjusted net earnings and per share data are calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information. Adjusted net earnings represent net earnings excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.


                                              EXFO  o   2001 Annual Report o 63

BOARD OF DIRECTORS

Germain Lamonde, Chairman, President and CEO

Germain Lamonde is one of our founders. Mr. Lamonde has been our Chairman of the Board, President and Chief Executive Officer since our inception in 1985. Mr. Lamonde holds a bachelor's degree in Physics Engineering from the Ecole Polytechnique, Universite de Montreal in Canada, and a master's degree in Optics from Universite Laval in Canada.

Pierre Marcouiller, Chairman, Camoplast Inc.

Pierre Marcouiller is Chairman of the Board and Chief Executive Officer of Camoplast Inc., a supplier of components to the recreational, agricultural and motorized vehicle and automotive parts markets. Mr. Marcouiller holds a bachelor's degree in Business Administration from the Universite du Quebec a Trois-Rivieres in Canada and a master's degree in Business Administration from the Universite de Sherbrooke in Canada.

David A. Thompson, Division Vice-President Strategy and Innovation, Corning Inc.

Dr. David Thompson has held various positions with Corning Inc., a manufacturer of optical fiber and other products for the telecommunications, television and other communications-related industries, since 1976. Dr. Thompson holds a bachelor's degree in Chemistry from Ohio State University and a doctorate in Inorganic Chemistry from the University of Michigan in the United States.

Andre Tremblay, President and CEO, Microcell Telecommunications Inc.

Andre Tremblay has been President and Chief Executive Officer of Microcell Telecommunications Inc., a wireless telecommunications provider, since May 1995. Mr. Tremblay holds a bachelor's degree in Business Administration and a license in Accounting from Universite Laval in Canada, as well as a master's degree in Taxation from the Universite de Sherbrooke in Canada.

Michael Unger, Executive Consultant

Michael Unger worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, which he held from May 1998 to April 2000. Mr. Unger holds a bachelor's degree in Science from Concordia University in Canada.


MANAGEMENT AND CORPORATE OFFICERS

Germain Lamonde
Chairman of the Board, President
and Chief Executive Officer

David Farrell
President, Burleigh Instruments

John Kennedy
President, EXFO Photonic Solutions

Bruce Bonini
Vice-President, North American Sales

Jean-Francois Boulet
Vice-President, Human Resources

Stephen Bull
Vice-President, Research and Development

Juan-Felipe Gonzalez
Vice-President, International Sales

Mario Larose
Vice-President, Marketing

Pierre Plamondon, CA
Vice-President, Finance
and Chief Financial Officer

Gregory Schinn
Chief Technology Officer

Kimberley Okell
Secretary and Legal Counsel


                                              EXFO  o   2001 Annual Report o 64

CORPORATE GOVERNANCE PRACTICES

Both the Board of Directors and management recognize the importance of having appropriate structures and procedures in place to permit good corporate governance. At the time we completed our Initial Public Offering in June 2000, an Audit Committee and Human Resources Committee were appointed, forming the basis of a structure that will be defined and refined, in order to continue to ensure good corporate governance. The Board of Directors is of the opinion that the corporate governance practices in existence within our company comply with most of the guidelines adopted by the Toronto Stock Exchange.

The present Board members were elected at our last Annual General Meeting of the Shareholders held on January 17, 2001.

Responsibilities of the Board

The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure, and supervising management. Annually, the Board reviews and approves regular updates received from management regarding our strategic planning process. The Board identifies the principal risks of our business and reviews our risk management systems on an annual and on-going basis.

In addition to those matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan and capital and operating budgets.

The Board is responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss Board committee reports.

During the fiscal year ended August 31, 2001, the Board met a total of ten times.

Currently, EXFO does not have a Board member who is responsible for ensuring that the Board properly discharges its duties, independent of management. At the present time, EXFO has no formal procedures in place for recruiting new Directors.

Composition of the Board

Our articles of incorporation provide for a Board of Directors with a minimum of three and a maximum of twelve Directors. Our Board presently consists of five Directors, four of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director's ability to act with a view to the best interests of EXFO, other than interests arising from shareholding. Our Directors are elected at the Annual General Meeting of the Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Under the Canada Business Corporations Act, a majority of the Directors and of the members of any committee of the Board of Directors must be composed of Canadian residents.

Our Chairman of the Board, Mr. Germain Lamonde, is a significant shareholder in EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other four Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, we believe that the interests of investors in EXFO, other than Mr. Lamonde, are fairly represented.

Committees of the Board

To facilitate the fulfillment of some responsibilities and to assist its decision-making, the Board of Directors has formed an Audit Committee and a Human Resources Committee. These committees are appointed annually and, in addition, the Board may appoint ad hoc committees periodically, as needed. EXFO has a practice of permitting the Board, any committee thereof and any individual Director to hire independent, external advisors at our expense. All committees of the Board are entirely comprised of unrelated Directors.


                                              EXFO  o   2001 Annual Report o 65

The following is a general description of the composition and general duties of each Board committee as contained in its mandate as at the fiscal year ended August 31, 2001.

Audit Committee

The Audit Committee approves the release of interim in-house financial statements and reviews all annual audited financial statements and related disclosure documents with management and external auditors. The Audit Committee is responsible for reviewing our internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors' independence. The Committee also recommends to the Board the selection of external auditors for appointment by the shareholders. The Audit Committee is composed of Mr. Andre Tremblay, Mr. Michael Unger and Mr. Pierre Marcouiller. The Chair of the Audit Committee is Mr. Tremblay.

Human Resources Committee

The Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees. The Committee is responsible for the review and approval of the employees who will receive options to purchase shares of EXFO, in accordance with policies established by the Board and the terms of the Stock Option Plan. In addition, the Committee is to report annually to the Board on the organizational structure and a succession plan for senior management. The Board's corporate governance practices are monitored by the Human Resources Committee, as is the functioning of the Board and the powers, mandates and performance of the committees. The remuneration to be paid by EXFO to the Directors is recommended to the Board by the Human Resources Committee. The Human Resources Committee is composed of Dr. David A. Thompson, Mr. Michael Unger and Mr. Pierre Marcouiller. The Chair of the Human Resources Committee is Mr. Unger.

Disclosure Committee

In August 2001, we adopted a Disclosure Policy to ensure that communications to the investing public are timely, factual, accurate and broadly disseminated. At the same time, the Board of Directors established a Disclosure Committee responsible for overseeing our disclosure practices. The Disclosure Committee consists of the Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Communications Director as well as Legal Counsel and Corporate Secretary.

Shareholder/Investor Communications and Feedback

EXFO has an Investor Relations Manager who is responsible for facilitating communications between senior management and EXFO's shareholders and financial analysts. Communications to shareholders are disseminated through annual and quarterly reports, press releases, the Annual Shareholders Meeting and investor presentations. The Investor Relations Manager receives and responds to all shareholders' inquiries in an appropriate and timely manner. In communications to senior management, the Investor Relations Manager provides feedback from shareholders.


                                              EXFO  o   2001 Annual Report o 66

GLOSSARY


ACCESS NETWORK: The portion of a network that links end-users in businesses and homes with broadband services.

ATM: Asynchronous Transfer Mode. A data networking protocol used for high-bandwidth, low-delay, connection-oriented, packet-like switching and multiplexing.

AUTOMATED TEST SYSTEM: System integrating multiple test applications that can run simultaneously and requiring very little handling.

DWDM: Dense Wavelength Division Multiplexing. A technology that enables a single optical fiber to carry multiple data channels (or wavelengths). Commercial DWDM systems can have as many as 160 separate channels.

DS0: Digital Signal 0. North American Digital Hierarchy standard used for transmitting data over an optical network at 64 Kb/s.

E0: European Digital Hierarchy standard used for transmitting data over an optical network at 64 Kb/s.

ETHERNET: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mb/s.

GIGABIT ETHERNET: A version of Ethernet that operates at 1 Gb/s (1000 Mb/s).

LONG-HAUL NETWORK: A long-distance network that transmits data between cities or countries.

METROPOLITAN NETWORK: Metropolitan area network (MAN or metro). A network, often ringed in structure, that covers an entire city and its suburbs.

NANOPOSITIONING: A positioning technique used during optical component manufacturing to align components with a precision measured in nanometers (one billionth of a meter).

OC-192: A standard optical signal transmission rate of approximately 10 gigabits per second. Equivalent to SDH STM-64.

OPTICAL LAYER: Commonly used to refer to specific wavelengths or channels of a DWDM network. Each wavelength carries a separate stream of data encoded in a light signal.

PHYSICAL LAYER: Commonly used to refer to the propagation medium of an optical network, including the glass fiber and all in-line active and passive components. Light signals, which are forms of encoded data, are transmitted over this layer.

PROTOCOL LAYER: Commonly used to refer to the formatting rules for transmitting data over an optical network. Networks send and receive data using industry-wide formats; some examples are SONET, SDH, ATM and Ethernet.

PROTOCOL: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

SDH: Synchronous Digital Hierarchy. Standardized by the International Telecommunication Union (ITU-TSS). A protocol for transmitting information over optical fiber.

SONET: Synchronous Optical NETwork. Standardized by the American National Standards Institute (ANSI). A protocol for backbone networks, capable of transmitting at extremely high speeds and accommodating gigabit-level bandwidth.

SPOT-CURING TECHNOLOGY: Technology by which a dose of energy of a specific wavelength band and irradiance is used to cause an adhesive, encapsulant or sealant to change from a liquid to a solid in a small area.

STM-64: Synchronous Transfer Module. Optical signal standards transmission rate, part of SDH. STM-64 operates at a rate of 9953.28 Mb/s. Equivalent to SONET OC-192.

WAVEGUIDE TECHNOLOGY: Technology, based on the localized control of the index of refraction, allowing the manufacturing of optical lightguides on planar substrates. Devices made from such lightguides can be used in optical components to add, drop or modify wavelengths used to carry data in optical networks.


                                              EXFO  o   2001 Annual Report o 67

SHAREHOLDER INFORMATION


The common shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol "EXF". The shares are also listed on the NASDAQ Stock Exchange under the symbol "EXFO".


ANNUAL GENERAL MEETING

The annual general meeting of EXFO Electro-Optical Engineering Inc. shareholders will be held at the Bourse de Montreal, Tour de la Bourse, 800 Victoria Square, 4th Floor, Montreal, Canada, on January 16, 2002, at 10:00 a.m.


TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
Montreal, Toronto and Vancouver, Canada

Mellon Investor Services, L.L.C.
New Jersey, USA


AUDITORS
PricewaterhouseCoopers LLP


INVESTOR RELATIONS CONTACT
Michael Lamanna
Manager, Investor Relations
Tel.: 1 418 683-0211, ext. 3731
E-mail: michael.lamanna@exfo.com


GENERAL ACCESS
EXFO Electro-Optical Engineering Inc.
465 Godin Avenue
Vanier (Quebec)  G1M 3G7
Tel.: 1 418 683-0211
E-mail: ir@exfo.com
www.exfo.com


This annual report is available in electronic format at www.exfo.com. It is also available in print and on our Website in French.


                                              EXFO  o   2001 Annual Report o 68

                        [GRAPHICS OF STOCK PERFORMANCE]


WORLDWIDE OFFICES

CORPORATE HEADQUARTERS
465 Godin Avenue, Vanier (Quebec)  G1M 3G7 CANADA
Tel.: 1 418 683-0211 o  Fax: 1 418 683-2170

EXFO AMERICA INC.
1201 Richardson Drive, Suite 260, Richardson TX 75080 USA
Tel.: 1 800 663-3936 o  Tel.: 1 972 907-1505
Fax: 1 972 907-2297

EXFO EUROPE S.A.R.L.
Le Dynasteur 10/12, rue Andras Beck,
92366 Meudon la Foret Cedex FRANCE
Tel.: +33.1.40.83.85.85 o  Fax: +33.1.40.83.04.42

o   EXFO UK Limited
    The Stables and the Barn Crown House
    28 Winchester Road, Romsey (Hampshire)
    UNITED KINGDOM 50 51 8AA
    Tel.: +44 (0) 1794 511 157 o  Fax: +44 (0) 1794 511 924

o   GAP Optique S.A.
    17 Boul. des Philosophes,
    CH-1205 Geneve SWITZERLAND
    Tel.: +41.22.702.6844 o  Fax: +41.22.781.0980

EXFO ASIA PACIFIC PTE LTD.
151 Chin Swee Road  #03-29,
Manhattan House, SINGAPORE 169876
Tel.: +65 333 8241 o  Fax: +65 333 8242

o   EXFO BEIJING
    Beijing New Century Hotel Office Tower, Room 1754-1755
    No.6 Southern Capital Gym Road, Beijing 100044, P.R. CHINA
    Tel.: +86 (10) 6849 2738 o  Fax: +86 (10) 6849 2662

o   EXFO JAPAN
    JP Hamacho Bldg.10F, Nihonbashi Hamacho 2-23-5 Chuo-ku,
    Tokyo 103-0007 JAPAN
    Tel.: +81-3-5614-7014 o  Fax: +81-3-5614-7015

EXFO PHOTONIC SOLUTIONS INC.
2260 Argentia Road, Mississauga (Ontario)  L5N 6H7 CANADA
Tel.: 1 800 668-8752 (USA and Canada) or 1 905 821-2600
Fax: 1 905 821-2055

BURLEIGH INSTRUMENTS, INC.
7647 Main St. Fishers, Victor NY 14564-8909 USA
Tel.: 1 716 924-9355 o  Fax: 1 716 924-9072


                                              EXFO  o   2001 Annual Report o 69
www.exfo.com




(C) 2001 EXFO Electro-Optical Engineering Inc.
All rights reserved. Printed in Canada.

                                   [EXFO LOGO]


Vanier, November 30, 2001


Dear Shareholder:

     You are cordially invited to attend the Annual General Shareholders Meeting (the "Meeting") of EXFO Electro-Optical Engineering Inc. to be held at the Bourse de Montreal, Stock Exchange Tower, 800 Square Victoria, 4th Floor, Montreal, Quebec on January 16, 2002, at 10:00 a.m. (EST).

     Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual Meeting of Shareholders.

     It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

     On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.


                                   Sincerely,

                                   /s/ Germain Lamonde

                                   Germain Lamonde
                                   Chairman, President and
                                   Chief Executive Officer
                                   EXFO Electro-Optical Engineering Inc.

                                   [EXFO LOGO]

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            -------------------------




                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


     NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:00 a.m. local time, on Wednesday, January 16, 2002, at the Bourse de Montreal, Stock Exchange Tower, 800 Square Victoria, 4th Floor, Montreal, Quebec for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2001, and the Auditor's report thereon;

2.   to elect Directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Board of Directors to fix their remuneration; and

4. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2001 Annual Report of the Corporation including the consolidated financial statements and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Vanier, Quebec, this 30th day of November, 2001.


                                    BY ORDER OF THE BOARD OF DIRECTORS

                                    /s/ Kimberley Okell


                                    Kimberley Okell
                                    Secretary


SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THE ENCLOSED PROXY FORM AND RETURN IT IN THE ENVELOPE PROVIDED. TO BE VALID PROXIES MUST REACH THE OFFICE OF CIBC MELLON TRUST COMPANY, 2001 UNIVERSITY STREET, SUITE 1600, MONTREAL, QUEBEC, CANADA, H3A 2A6, NO LATER THAN THE LAST DAY PRIOR TO THE DATE OF THE MEETING OR ANY RECONVENING OF THE MEETING IN CASE OF ADJOURNMENT. SHAREHOLDERS MAY ALSO HAVE THE PROXY FORM DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE TIME OF VOTING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                  MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
                     FOR THE ANNUAL MEETING OF SHAREHOLDERS

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION


The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

/ /  (A)   Mr. Germain Lamonde of Cap-Rouge, Quebec, or failing him, Mr. Pierre
           Plamondon of Quebec, Quebec;

/ /  (B)   ____________________________ of ___________________________________;
                    (Name)                            (Address)

AS THE REPRESENTATIVE OF THE UNDERSIGNED TO ATTEND, ACT AND VOTE AND ON BEHALF OF THE UNDERSIGNED AT THE ANNUAL MEETING OF THE SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE BOURSE DE MONTREAL, LOCATED IN THE STOCK EXCHANGE TOWER AT 800 SQUARE VICTORIA, 4TH FLOOR, IN THE CITY OF MONTREAL, PROVINCE OF QUEBEC, CANADA, ON WEDNESDAY, JANUARY 16, 2002, AT 10:00 O'CLOCK A.M. (MONTREAL TIME) AND AT ANY ADJOURNMENTS OF SUCH MEETING.

THE UNDERSIGNED WISHES THAT ALL SHARES REPRESENTED BY THIS PROXY BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS HEREINBELOW. ALL SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR, AGAINST OR BE THE SUBJECT OF ABSTENTIONS, AS SPECIFIED BY THE SHAREHOLDER. HOWEVER, IN THE ABSENCE OF INSTRUCTIONS, THE SHARES REPRESENTED BY PROXY WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSALS SET FORTH HEREIN.


                                                               (MARK WITH AN X)

To elect Germain Lamonde, Pierre Marcouiller,
David A. Thompson, Andre Tremblay and Michael Unger,            FOR        / /
whose cities of residence are indicated in the
Management Proxy Circular, as Directors of the Corporation.     ABSTENTION / /


To appoint PricewaterhouseCoopers LLP as auditors               FOR        / /
and to authorize the Directors to fix their remuneration.
                                                                ABSTENTION / /


A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters which may come before the Meeting.


* A SHAREHOLDER IS ENTITLED TO APPOINT,      DATED this    day of
TO ATTEND AND ACT FOR AND ON BEHALF OF
SUCH SHAREHOLDER AT THE MEETING, A PERSON
OTHER THAN THE PERSON MENTIONED IN
(A) HEREIN ABOVE AND MAY DO SO BY CHECKING
(B) HEREINABOVE AND ADDING THE NAME OF      __________________________________
SUCH OTHER PERSON IN THE SPACE RESERVED      SIGNATURE OF SHAREHOLDER
FOR SUCH PURPOSE.

                                          [                           ]

                                              name of shareholder


                                          [                           ]

THIS PROXY MUST BE SIGNED BY THE SHAREHOLDER OR HIS PROXYHOLDER AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR PROXYHOLDER OF THE CORPORATION. PLEASE REMEMBER TO DATE AND SIGN THIS PROXY. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BEAR THE DATE OF ITS MAILING BY MANAGEMENT.

          YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

[EXFO LOGO]


-------------------------------------------------------------------------------
NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR
-------------------------------------------------------------------------------





November 30, 2001

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                            MANAGEMENT PROXY CIRCULAR




SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF EXFO ELECTRO-OPTICAL ENGINEERING INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES STATED IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT THEREOF. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF NOVEMBER 9, 2001.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.


APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CHECKING ITEM (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.


VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" IN RESPECT OF ALL THE PROPOSALS DESCRIBED HEREIN.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 9, 2001, 23,422,153 Subordinate Voting Shares and 37,900,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close business on December 10, 2001, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his or her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he or she produces properly endorsed share certificates or otherwise establishes proof of his or her ownership of the shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of shareholders entitled to vote. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 9, 2001, the only person who is beneficial owner or exercised control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation is:

                                          PERCENTAGE OF                                    PERCENTAGE OF
                                          VOTING RIGHTS                  PERCENTAGE OF     VOTING RIGHTS
                             NUMBER OF     ATTACHED TO                   VOTING RIGHTS    ATTACHED TO ALL
                            SUBORDINATE        ALL          NUMBER OF     ATTACHED TO     SUBORDINATE AND
                               VOTING      SUBORDINATE      MULTIPLE      ALL MULTIPLE    MULTIPLE VOTING
   NAME OF SHAREHOLDER         SHARES     VOTING SHARES   VOTING SHARES  VOTING SHARES        SHARES
--------------------------- ------------- --------------- -------------- --------------- ------------------
Germain Lamonde(1)               -              -          37,900,000         100%            94.18 %

--------------------------- ------------- --------------- -------------- --------------- ------------------

---------------
(1) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde and members of his family.

PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the financial year ended August 31, 2001 and the Auditors' report thereon accompany this Circular.


ELECTION OF THE DIRECTORS

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of 3 and a maximum of 12 directors. At the Meeting, Management proposes to nominate five individuals for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Management does not anticipate that any of the nominees mentioned below will be unable, or for any reason whatsoever, be reluctant to fulfil their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors.

The following table and notes thereto set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

                                                                                   NUMBER OF    NUMBER OF
  NAME AND POSITION OR                                                            SUBORDINATE   MULTIPLE
    OFFICE WITH THE       PRINCIPAL OCCUPATION       CITY OF                        VOTING       VOTING
      CORPORATION             OR EMPLOYMENT         RESIDENCE     DIRECTOR SINCE    SHARES       SHARES
------------------------- ---------------------- ---------------- --------------- ------------ ------------

Germain Lamonde(1)        Chairman of the        Cap-Rouge,       September 1985       -       37,900,000
Chairman of the Board,    Board, President and   Quebec
President and Chief       Chief Executive
Executive Officer         Officer, EXFO
                          Electro-Optical
                          Engineering Inc.
------------------------- ---------------------- ---------------- --------------- ------------ ------------

Pierre                    Chairman of the        Magog, Quebec       May 2000        3,000          -
Marcouiller(2)(3)         Board and Chief
Director                  Executive Officer,
                          Camoplast Inc.
                          (a supplier of
                          automotive and
                          recreational vehicle
                          parts)
------------------------- ---------------------- ---------------- --------------- ------------ ------------

Dr. David A.              Division               Horseheads,        June 2000        2,100          -
Thompson(3)               Vice-President         New York
Director                  Strategy and
                          Innovation,
                          Corning Inc.
------------------------- ---------------------- ---------------- --------------- ------------ ------------

Andre Tremblay(2)(4)      President and Chief    Outremont,          May 2000        7,000          -
Director                  Executive Officer,     Quebec
                          Microcell
                          Telecommunications
                          Inc.
------------------------- ---------------------- ---------------- --------------- ------------ ------------

Michael Unger(2)(3)       Executive Consultant   Woodbridge,         May 2000          -            -
Director                                         Ontario

------------------------- ---------------------- ---------------- --------------- ------------ ------------

---------------
(1) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde and members of his family.
(2)  Member of the Audit Committee.
(3)  Member of the Human Resources Committee.
(4) Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9044-6451 Quebec inc. and 9089-3082 Quebec inc., companies controlled by Mr. Tremblay.


In the past five years, each of the foregoing nominee Directors had the principal occupation set out opposite his name, except that:

o Pierre Marcouiller has been the Chairman of the Board of Camoplast Inc. since June 2000. Mr. Marcouiller is the founder and has been the sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December 1996.

o Michael Unger was President of Nortel Networks Corporation's Optical Networks Business Unit from May 1998 to April 2000. From March 1990 to May 1998, Mr. Unger was Nortel's Group Vice-President, Transport Networks.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

In the financial year ended August 31, 2001, directors who were not employees received CDN$18,000 (US$11,785) as annual compensation of which CDN$12,000 must be paid in stock options, though a director may opt to receive the total amount in the form of stock options. Fees of CDN$1,000 (US$655) for each meeting of the Board of Directors or of a Committee attended by them in person and fees of CDN$500 (US$327) if such participation was made by telephone were also paid. Directors who are also committee members received additional annual compensation of CDN$3,000 (US$1,964) per committee. The Chairman of any Committee of the Board of Directors received a total additional annual remuneration of CDN$5,000 (US$3,274). The annual compensation for chairing or participating on a committee is paid by way of stock options. Any amounts payable in cash may also be paid in the form of Subordinate Voting Shares or stock options. In the financial year ended August 31, 2001, 1,600 options were granted to directors who were not employees under the Corporation's Stock Option Plan (the "Stock Option Plan").


COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table below shows certain compensation information for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, and the 4 other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended August 31, 2001 (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

                                                                              SECURITIES
                                                            OTHER ANNUAL        UNDER          ALL OTHER
 NAME AND PRINCIPAL    FINANCIAL   SALARY       BONUS(1)    COMPENSATION      OPTIONS(2)      COMPENSATION
      POSITION           YEAR        (US$)       (US$)          (US$)            (#)            (US$)(3)
---------------------- ----------- ------------ ----------- ---------------- --------------- ---------------

Germain Lamonde,         2001       180,044      99,024           -             5,080             -
President and
Chief Executive          2000       134,932      63,566           -             25,402            -
Officer
---------------------- ----------- ------------ ----------- ---------------- --------------- ---------------
Bruce Bonini,            2001       272,678(4)   33,450           -             82,780          4,565
Vice-President,
North American           2000       309,801      20,000           -             3,900           6,768
Sales
---------------------- ----------- ------------ ----------- ---------------- --------------- ---------------
Juan-Felipe              2001       204,781(5)   129,629(8)       -             45,630            -
Gonzalez,
Vice-President,          2000       153,502      15,879           -             6,900             -
International Sales
---------------------- ----------- ------------ ----------- ---------------- --------------- ---------------
David J. Farrell,        2001       184,500(6)   16,326(9)        -             40,000         4,513(9)
President, Burleigh
Instruments, Inc.
---------------------- ----------- ------------ ----------- ---------------- --------------- ---------------
William S. Gornall,      2001       135,000(7)   11,874(9)        -             30,000         3,332(9)
Vice-President of
Technology, Burleigh
Instruments, Inc.
---------------------- ----------- ------------ ----------- ---------------- --------------- ---------------

---------------
(1) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

(2) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the financial year indicated.

(3) Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or the 401K plans, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.

(4) This amount includes an amount of US$28,654 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(5) This amount includes an amount of US$4,935 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(6) This amount represents Mr. Farrell's base annual salary. Since he joined the Corporation on December 20, 2000, the base salary paid to him for the financial year ended August 31, 2001 amounted to US$134,097.

(7) This amount represents Mr. Gornall's base annual salary. Since he joined the Corporation on December 20, 2000, the base salary paid to him for the financial year ended August 31, 2001 amounted to US$99,193.

(8) This amount includes an amount of US$2,771 paid as a retroactive adjustment to bonus for the financial year ended August 31, 2000.

(9) These are the amounts paid or payable for the financial year ended August 31, 2001 to Messrs Farrell and Gornall, as applicable, since December 20, 2000, the date that they joined the Corporation.


Other than its Stock Option Plan, Restricted Stock Award Plan and Stock Appreciation Rights Plan, which are described below in the "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation", the Corporation does not have any other formal long-term incentive plans. However, pursuant to the terms of his employment agreement, Mr. Juan-Felipe Gonzalez is entitled to receive a cash payment of CDN$750,000 if he has not voluntarily resigned or been dismissed with cause prior to September 2003.


SHARE PLAN

In September 1998, the Corporation adopted a share purchase plan for officers, directors and key employees, as amended in April 2000. On April 3, 2000, the Corporation adopted a new share plan which replaced the 1998 share plan and on June 29, 2000, at the time of the

Corporation's initial public offering, all of the 707,264 Class "F" shares issued and fully paid under this plan were converted into Subordinate Voting Shares. No additional shares will be issued under the new share plan. The new share plan requires the Subordinate Voting Shares to be held in trust by a trustee until August 31, 2004, except for 249,977 Subordinate Voting Shares which will be released between October 21, 2003 and January 20, 2004. The new share plan provides for the earlier release of these Subordinate Voting Shares in the event the employment of a holder of Subordinate Voting Shares terminates or upon the occurrence of a change of control and establishes conditions pursuant to which the Subordinate Voting Shares of a holder under this plan are to be sold by the trustee on the public market. For example, if the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instructions from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the lesser of the proceeds of sale or the purchase price paid by the holder plus 8% interest annually, with the balance being paid to the Corporation. As of August 31, 2001, 662,485 Subordinate Voting Shares were being held in trust under the plan.

The following table shows the breakdown, as of August 31, 2001, of the Subordinate Voting Shares that have been allocated and released from trust to the Named Executive Officers.

                                        SUBORDINATE            SUBORDINATE         VALUE OF SUBORDINATE
                                          VOTING              VOTING SHARES           VOTING SHARES
                                   SHARES ALLOCATED(1)           RELEASED          RELEASED FROM TRUST
  NAME OF EXECUTIVE OFFICERS                (#)               FROM TRUST (#)              (CDN$)
---------------------------------- ------------------------ --------------------- -------------------------
Germain Lamonde(2)                           -                        -                       -
---------------------------------- ------------------------ --------------------- -------------------------
Bruce Bonini                              49,324                      -                       -
---------------------------------- ------------------------ --------------------- -------------------------
Juan-Felipe Gonzalez                      51,452                      -                       -
---------------------------------- ------------------------ --------------------- -------------------------
David J. Farrell(3)                          -                        -                       -
---------------------------------- ------------------------ --------------------- -------------------------
William S. Gornall(3)                        -                        -                       -
---------------------------------- ------------------------ --------------------- -------------------------

---------------
(1) If the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instructions from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the lesser of the proceeds of sale or the purchase price paid by the holder plus 8% interest annually, with the balance being paid to the Corporation.

(2) Mr. Lamonde holds no Subordinate Voting Shares and, thus, does not participate in the Share Plan.

(3) Mr. Farrell and Mr. Gornall joined the Corporation in December 2000, and, as such, were not eligible to participate in the Share Plan.


DEFERRED PROFIT SHARING PLAN

The Corporation maintains a plan for eligible Canadian resident employees. Under this plan, the Corporation contributes an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. Mr. Germain Lamonde is not entitled to participate in this plan. In the financial year ended August 31, 2001, the aggregate amount of contributions under the plan was US$419,000 (CDN$642,000).

401K PLANS

The Corporation maintains 401K plans for eligible United States resident employees of its subsidiaries. Under these plans, the Corporation may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the financial year ended August 31, 2001, the Corporation recorded contributions totaling US$285,000.

OPTION GRANTS IN LAST FINANCIAL YEAR

The aggregate number of Subordinate Voting Shares covered by options granted during the financial year ended August 31, 2001 was 1,804,497 (net of cancelled options due to employment terminations) at a weighted average exercise price of US$29.00 (CDN$44.29) per Subordinate Voting Share. At the end of financial year ended August 31, 2001, there were 2,414,231 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Stock Option Plan. The table below shows information regarding stock option grants made to the Named Executive Officers under the Stock Option Plan during the financial year ended August 31, 2001. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation" for a description of the Stock Option Plan.


                                        PERCENTAGE OF                     MARKET VALUE OF
                                         NET TOTAL OF                       SECURITIES
                         SECURITIES    OPTIONS GRANTED                      UNDERLYING
                        UNDER OPTIONS  TO EMPLOYEES IN    EXERCISE OR     OPTIONS ON THE
                         GRANTED(1)    FINANCIAL YEAR    BASE PRICE(2)     DATE OF GRANT
         NAME                (#)             (%)        (US$/ SECURITY)   (US$/SECURITY)(3)  EXPIRATION DATE
---------------------- --------------- ---------------- ---------------- ------------------- ------------------
Germain Lamonde             5,080           0.28 %           $22.25             $23.56       January 10, 2011
---------------------- --------------- ---------------- ---------------- ------------------- ------------------
Bruce Bonini               20,000           1.10 %           $45.94             $48.19       September 13, 2010
                           30,000           1.67 %           $34.07             $36.88       October 11, 2010
                           32,780           1.82 %           $22.25             $23.56       January 10, 2011
---------------------- --------------- ---------------- ---------------- ------------------- ------------------
Juan-Felipe Gonzalez       15,000           0.83 %           $45.94             $48.19       September 13, 2010
                           15,000           0.83 %           $34.07             $36.88       October 11, 2010
                           15,630           0.87 %           $22.25             $23.56       January 10, 2011
---------------------- --------------- ---------------- ---------------- ------------------- ------------------
David J. Farrell           40,000           2.22 %           $22.62             $19.69       December 20, 2010
---------------------- --------------- ---------------- ---------------- ------------------- ------------------
William S. Gornall         30,000           1.67 %           $22.62             $19.69       December 20, 2010
---------------------- --------------- ---------------- ---------------- ------------------- ------------------

---------------
(1)  Underlying securities: Subordinate Voting Shares.

(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required.

(3) Based on the closing price on the NASDAQ National Market on the date of the grant.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2001, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2001. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 31, 2001, which was US$12.09 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation."

                                                                                   VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS          "IN-THE-MONEY" OPTIONS AT
                                    AGGREGATE        AT AUGUST 31, 2001              AUGUST 31, 2001(1)
                        SECURITIES    VALUE    ------------------------------ -------------------------------
                       ACQUIRED ON   REALIZED    Exercisable   Unexercisable    Exercisable   Unexercisable(2)
         NAME          EXERCISE (#)   (US$)          (#)            (#)            (US$)           (US$)
---------------------- ------------ ---------- --------------- -------------- --------------- ---------------
Germain Lamonde             -           -           6,351          24,131            -               -
---------------------- ------------ ---------- --------------- -------------- --------------- ---------------
Bruce Bonini                -           -             975          85,705            -               -
---------------------- ------------ ---------- --------------- -------------- --------------- ---------------
Juan-Felipe Gonzalez        -           -           1,725          50,805            -               -
---------------------- ------------ ---------- --------------- -------------- --------------- ---------------
David J. Farrell            -           -             -            40,000            -               -
---------------------- ------------ ---------- --------------- -------------- --------------- ---------------
William S. Gornall          -           -             -            30,000            -               -
---------------------- ------------ ---------- --------------- -------------- --------------- ---------------

---------------
(1) "In-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.

(2) The value of unexercised "in-the-money" options is calculated using the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2001 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of "in-the-money" options.


TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has an employment agreement with Germain Lamonde. The agreement provides for Mr. Lamonde's employment as President and Chief Executive Officer at a base salary applicable from September 1, 2000 to August 31, 2001 of CDN$275,000 (approximately US$180,044) per year. In addition, a bonus of CDN$137,500 (approximately US$90,022) will be payable if performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options.

The Corporation also has employment agreements with Mr. Bruce Bonini and Mr. Juan-Felipe Gonzalez, and its subsidiary, Burleigh Instruments, Inc., has employment agreements with David J. Farrell and William S. Gornall.

The agreement with Mr. Bonini provides for Mr. Bonini's employment as Vice-President, North American Sales at a base salary of US$145,000, plus commissions of US$100,000 if sales objectives are met, for the period from September 1, 2000 to August 31, 2001. If sales objectives are exceeded, commissions will be greater. The agreement is for an indeterminate period and salary is reviewed annually. In addition, bonuses totalling US$39,000 will be payable if various performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. In the event Mr. Bonini's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Bonini may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 125% of his base monthly salary at the time of termination depending on the cause of the termination.

The agreement with Mr. Gonzalez provides for Mr. Gonzalez's employment as Vice-President International Sales at a base salary of US$110,000, plus commissions on sales of US$72,540, for the period from September 1, 2000 to August 31, 2001. If sales objectives are exceeded, commissions will be greater. Upon Mr. Gonzalez's move to Singapore, effective March 1, 2001, the agreement provides that the annual base salary is US$120,753 to take into account cost of living differences. The agreement is for an indeterminate period and salary is reviewed annually. In addition, bonuses totalling US$140,500 will be payable if various performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. In addition Mr. Gonzalez shall be paid a bonus of CDN$750,000 if he has not voluntarily resigned or been dismissed with cause prior to September 2003. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination.

The agreement between Burleigh Instruments, Inc. ("Burleigh") and Mr. Farrell provides for Mr. Farrell's employment as President of Burleigh at an annual base salary of US$184,500. In addition, a bonus of US$16,326 was payable based on Burleigh's performance for the financial year ended August 31, 2001. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Farrell's employment other than for cause, Mr. Farrell will be entitled to severence payments equivalent to 6 months of remuneration. In the event of Mr. Farrell's termination due to a merger or acquisition by a third party of substantially all of Burleigh's assets or of the majority of its share capital, Mr. Farrell shall be entitled to severence benefits ranging from 6 to 12 months of remuneration, based on his length of service with Burleigh since such merger or acquisition.

The agreement between Burleigh and Mr. Gornall provides for Mr. Gornall's employment as Vice-President of Technology of Burleigh at an annual base salary of US$135,000. In addition, a bonus of US$11,874 was payable based on Burleigh's performance for the financial year ended August 31, 2001. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Gornall's employment other than for cause, Mr. Gornall will be entitled to severence payments equivalent to 6 months of remuneration. In the event of Mr. Gornall's termination due to a merger or acquisition by a third party of substantially all of Burleigh's assets or of the majority of its share capital, Mr. Gornall shall be entitled to severence benefits ranging from 6 to 12 months of remuneration, based on his length of service with Burleigh since such merger or acquisition.


REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

MEMBERS OF THE HUMAN RESOURCES COMMITTEE

During the financial year ended August 31, 2001, the Human Resources Committee was composed of Michael Unger, as Chairman, Pierre Marcouiller and David A. Thompson, none of whom were officers or employees, or former officers or employees, of the Corporation or its subsidiaries.


HUMAN RESOURCES COMMITTEE MANDATE

The Human Resources Committee is a committee of the Board of Directors. It is responsible for assessing the performance and establishing the annual compensation of all the Corporation's executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. Though the Committee is responsible for the review and approval of the employees that will receive options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Stock Option Plan, these functions have been performed through the Board of Directors during the period from September 1, 2000 to August 31, 2001. The remuneration to be paid by the Corporation to its Directors is recommended to the Board by the Human Resources Committee.

Since September 1, 2000, the Human Resources Committee held two meetings prior to November 9, 2001.


COMPENSATION OF CHIEF EXECUTIVE OFFICER

In establishing Mr. Lamonde's salary for the year ending August 31, 2001, the Corporation relied on a study completed by an independent consulting firm. Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde's salary and bonus reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation.

In the financial year ended August 31, 2001, the bonus portion of Mr. Lamonde's salary was tied to the financial and strategic objectives of the Corporation based on the following factors: sales, earnings and customer satisfaction (quality and production). Mr. Lamonde's bonus is payable in the same proportion at which the Corporation attains such objectives. When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

SHORT-TERM INCENTIVE COMPENSATION

The short-term incentive plan offers bonuses tied to the Corporation's financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

In the case of the Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2001, such bonuses constituted a certain percentage of base salary which is tied to the achievement of the financial and strategic objectives of the Corporation based on the following factors: sales, earnings and customer satisfaction (quality and production). When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower.

LONG-TERM INCENTIVE COMPENSATION

STOCK OPTION PLAN

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Stock Option Plan for directors, officers and employees of the Corporation and its subsidiaries and persons or companies providing ongoing management or consulting services ("consultants") to the Corporation and its subsidiaries.

Introduced in May 2000, the Stock Option Plan is designed to motivate directors, officers, employees and consultants to share interest with the Corporation's shareholders over the long-term. It is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Subordinate Voting Shares. The Board of Directors designates the recipients of options and determines the number of Subordinate Voting Shares covered by each option, the date of vesting, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2001, the Corporation maintained a policy of granting a fixed number of options to all of its employees, and to employees of subsidiaries, such number being determined in relation to employment categories. Additional options are granted pursuant to promotions. In addition, further options may be granted based on merit.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 4,470,961 Subordinate Voting Shares, which represents 7.3% of the Corporation's issued and outstanding share capital. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Except for certain options granted to Directors of the Corporation, options vest on a cumulative basis at a rate of 25% annually commencing on the first anniversary date of their grant and may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of 10 years following the date of their grant or they will be forfeited. Some options granted to Directors vest on the first anniversary date of their grant and may be exercised in whole or in part once vested.

Any option granted pursuant to the Stock Option Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause), and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.


RESTRICTED STOCK AWARD PLAN

The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "RSAP") was established to provide a means through which employees of Burleigh can be granted awards of restricted shares ("Restricted Shares") of Subordinate Voting Shares to promote retention and foster identity of interest between stockholders and employees of Burleigh.

The effective date of the RSAP is December 20, 2000. The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000. However, the administration of the RSAP shall continue until all awards of Restricted Shares have been forfeited or settled. The aggregate number of shares subject to the RSAP is 360,000. The Human Resources Committee administers the RSAP.

Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Corporation or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

Upon a participant's termination of employment with the Corporation or any of its affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares becomes fully vested and is no longer subject to forfeiture. However, the transfer restrictions remain in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of Burleigh's "Management Team" without cause prior to a change in control of the Corporation or a termination without cause of a participant who is designated a member of Burleigh's Management Team that is initiated by Burleigh prior to a change in control of the Corporation, the unvested portion of the participant's award of Restricted Shares will be forfeited.

Upon the termination without cause of a participant who is designated a member of Burleigh's Management Team that is initiated by the Corporation or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock will become fully vested and all restrictions will lapse.

In the event of a change in control, the committee administering the RSAP may in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.


STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan ("SAR Plan") for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in the opinion of the Corporation. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results. All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.

COMPENSATION PLAN CONTROL AND REVIEW

The Corporation's relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.


CONCLUSION

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and particularly to stock performance and long-term improvement. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.


By the Human Resources Committee:


Michael Unger, Chairman
Pierre Marcouiller
David A. Thompson

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the TSE 300 Stock Index for the period commencing September 1, 2000, and ending August 31, 2001.



                       THE CORPORATION'S STOCK PERFORMANCE
                     (SEPTEMBER 1, 2000 TO AUGUST 31, 2001)

                                 [GRAPHIC HERE]

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at November 9, 2001, the Corporation had guaranteed loans made to employees, directors, officers and senior officers by another entity in an amount totalling US$141,900 for the purchase by such persons of Subordinate Voting Shares in the share capital of the Corporation pursuant to the Share Plan. The following table indicates outstanding guarantees that were provided by the Corporation to directors, executive officers and senior officers of the Corporation for loans used by such persons to acquire shares in the Corporation's share capital pursuant to the Share Plan. All such guarantees were made by the Corporation in the financial year ended August 31, 2000.

                                                                  FINANCIALLY ASSISTED
                                               LARGEST AMOUNT     SECURITIES PURCHASES
                            INVOLVEMENT OF   OUTSTANDING DURING     DURING FINANCIAL
    NAME AND PRINCIPAL           THE           FINANCIAL 2001             2001             SECURITY FOR
        OCCUPATION           CORPORATION           ($US)                  (#)              INDEBTEDNESS
--------------------------- --------------- --------------------- --------------------- -------------------
Pierre Plamondon,           Guarantor             21,982.07                 -           Guarantee by the
Vice-President, Finance                                                                 Corporation
and Chief Financial
Officer
--------------------------- --------------- --------------------- --------------------- -------------------



DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to approximately US$434,000 from June 30, 2000 to June 30, 2003, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$ 20 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$ 250,000 for claims brought and maintained in the United States and US$ 100,000 for claims brought and maintained elsewhere than in the United States in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.


APPOINTMENT AND REMUNERATION OF AUDITORS

Management, upon the advice of the Audit Committee, recommends that PricewaterhouseCoopers LLP be appointed as Auditors of the Corporation and that the Board of Directors be authorized to fix their remuneration.


REPORT ON CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange requires that issuers listed on the Toronto Stock Exchange provide annual disclosure on their corporate governance practices through a Statement of Corporate Governance Practices. The Corporation's disclosure of its corporate governance practices is set out in matrix form and attached to this Management Proxy Circular as Schedule A.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 465 Godin Avenue, Vanier, Quebec, Canada, G1M 3G7.

(a) one copy of the Form 20-F of the Corporation filed with the Securities and Exchange Commission (the "SEC") in the United States pursuant to the SECURITIES EXCHANGE ACT OF 1934, and with securities commissions or similar authorities;

(b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c)  one copy of this Management Proxy Circular.


DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Vanier, Quebec, Canada, this 30th day of November, 2001.

/s/ Kimberley Okell

Kimberley Okell
Secretary

EXFO ELECTRO-OPTICAL ENGINEERING INC.
465 Godin Avenue
Vanier, Quebec, Canada, G1M 3G7

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                   SCHEDULE A

-----------------------------------------------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE GUIDELINES                     COMMENTS
-----------------------------------------------------------------------------------------------------------------
1.             Board should explicitly assume
               responsibility for stewardship of
               the Corporation specifically for:
-----------------------------------------------------------------------------------------------------------------
         (a)   Adoption of a strategic planning         The Board participates in the strategic planning
               process                                  process as the acceptor/adopter of strategic plans
                                                        developed and proposed by management annually.
                                                        In addition, as strategic planning matters arise
                                                        during the year they are  discussed at Board meetings.
-----------------------------------------------------------------------------------------------------------------
         (b)   Identification of principal risks,       The Board identified the Corporation's principal risks
               and implementing risk management         and manages these risks through regular appraisal of
               systems                                  management's practices on an ongoing basis.
-----------------------------------------------------------------------------------------------------------------
         (c)   Succession planning and                  The Human Resources Committee is responsible for
               monitoring senior management             the elaboration and implementation of a succession
                                                        planning process, which is expected to be completed
                                                        during the present financial year. In addition, the
                                                        Human Resources Committee is responsible for monitoring
                                                        the performance of the Chief Executive Officer and that
                                                        of all other senior officers.
-----------------------------------------------------------------------------------------------------------------
         (d)   Communications policy                    The Corporation has an Investor Relations Manager that is
                                                        responsible for facilitating the communications between
                                                        Management and the Corporation's current and potential
                                                        shareholders and financial analysts. The Board adopted
                                                        and implemented Disclosure Guidelines to ensure
                                                        consistency in the manner that communications with
                                                        shareholders and the public are managed. The Audit
                                                        Committee reviews press releases containing the quarterly
                                                        results of the Corporation prior to release. In addition,
                                                        all press releases of the Corporation are reviewed by the
                                                        President and Chief Executive Officer and internal legal
                                                        counsel. The Disclosure Guidelines have been established
                                                        in accordance with the relevant disclosure requirements
                                                        under applicable Canadian and United States securities
                                                        laws.
-----------------------------------------------------------------------------------------------------------------
         (e)   Integrity of internal control and        The Audit Committee has the responsibility to review the
               management information systems           Corporation's systems of internal controls regarding
                                                        finance, accounting, legal compliance and ethical
                                                        behaviour. The Audit Committee meets with the
                                                        Corporation's external auditors on a quarterly basis.
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

-----------------------------------------------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE GUIDELINES                     COMMENTS
-----------------------------------------------------------------------------------------------------------------
2.             Majority of Directors should be           The Board presently consists of 5 Directors, four of
               "unrelated" (independent of               which are unrelated Directors within the meaning of the
               management and free from                  Guidelines. The Chairman of the Board, Mr. Germain
               conflicting interest)                     Lamonde is a significant shareholder in the Corporation
                                                         as he has the ability to exercise a majority of the votes
                                                         for the election of the Board of Directors. The Board
                                                         believes that the current majority of unrelated Directors
                                                         provides appropriate independent representation for the
                                                         public shareholders of the Corporation.
-----------------------------------------------------------------------------------------------------------------
3.             Disclosure for each Director              Mr. Germain  Lamonde - Related - is President and Chief
               whether he or she is related, and         Executive Officer of the Corporation.
               how that conclusion was reached

                                                         For the remainder of the proposed Directors, none of them
                                                         or their associates have any interest or any business or
                                                         other relationship which could, or could reasonably be
                                                         perceived to, materially interfere with the Director's
                                                         ability to act with a view to the best interests of the
                                                         Corporation, other than interests arising from
                                                         shareholding.


                                                         Mr. Pierre Marcouiller - Unrelated

                                                         Mr. Andre Tremblay - Unrelated

                                                         Dr. David A. Thompson - Unrelated

                                                         Mr. Michael Unger - Unrelated
-----------------------------------------------------------------------------------------------------------------
4.       (a)    Appoint a committee responsible         At the present time, the Corporation has no formal
                for appointment/assessment of           procedures in place for recruiting new Directors. While
                Directors                               there is no formal process for assessing Directors on an
                                                        ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with
                                                        the Chairman of the Board.
-----------------------------------------------------------------------------------------------------------------
         (b)   Composed exclusively of
               non-management directors, the
               majority of whom are unrelated
-----------------------------------------------------------------------------------------------------------------
5.             Implement a process for assessing         The Human Resources Committee is responsible for
               the effectiveness of the Board,           the monitoring of the Board's corporate governance
               its committees and directors              practices, the functioning of the Board and the powers,
                                                         mandates and performance of the Committees.
-----------------------------------------------------------------------------------------------------------------
6.             Provide orientation and education        Presentations and reports relating to the Corporation's
               programs for new directors               business and affairs are provided to new  Directors. In
                                                        addition, new Board members meet with senior management
                                                        of the  Corporation  to review the  business and affairs
                                                        of the Corporation.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE GUIDELINES                     COMMENTS
-----------------------------------------------------------------------------------------------------------------
7.             Consider reducing size of board,         The Board is presently  composed of five members and has
               with a view to improving                 determined that this size is appropriate for the Corporation
               effectiveness                            at this time and that it offers the flexibility to respond quickly to corporate opportunities and challenges as they
                                                        arise from time to time. The Board as currently constituted brings together a mix of experience and backgrounds that the
                                                        Board considers appropriate for the stewardship of the
                                                        Corporation.
-----------------------------------------------------------------------------------------------------------------
8.             Review compensation of directors         The Human Resources Committee reviews periodically
               in light of risks and                    compensation policies in light of market conditions,
               responsibilities                         industry practice and level or responsibilities. Only
                                                        non-related directors are compensated for acting as a
                                                        director of the Corporation.
-----------------------------------------------------------------------------------------------------------------
9.       (a)   Committees should generally be           The Board has two committees: the Audit Committee and
               composed of non-management               the Human Resources Committee. Each of the members of
               directors                                the Audit Committee and Human Resources Committee are
                                                        non-management.
-----------------------------------------------------------------------------------------------------------------
         (b)   Majority of committee members            Both the Audit Committee and the Human Resources
               should be unrelated                      Committee consist of three members each, all of whom
                                                        are unrelated Directors.
-----------------------------------------------------------------------------------------------------------------
10.            Appoint a committee responsible          The Human Resources Committee is responsible for
               for approach to corporate                the monitoring of the Board's corporate governance practices,
               governance issues                        the functioning of the Board and the powers, mandates and
                                                        performance of the committees.
-----------------------------------------------------------------------------------------------------------------
11.      (a)   Define limits to management's
               responsibilities by developing
               mandates for:
-----------------------------------------------------------------------------------------------------------------
               (i)   the board                          There is no specific mandate for the Board, however the
                                                        Board of Directors is, by law, responsible for managing
                                                        the business and affairs of the Corporation. Any
                                                        responsibility, which is  not delegated, to senior
                                                        management or a committee of the Board remains the
                                                        responsibility of the Board.
-----------------------------------------------------------------------------------------------------------------
               (ii)  the CEO                            The corporate objectives which the President and Chief
                                                        Executive Officer is responsible for meeting, with the rest of Management placed under his supervision, are determined by the strategic objectives and budget as they are
                                                        presented  each  year to the Board of Directors.
-----------------------------------------------------------------------------------------------------------------
         (b)   Board should approve CEO's               The Board in conjunction with Management establishes the
               corporate objectives                     corporate objectives of the Corporation annually
                                                        which, in turn, are expected to be implemented by the CEO.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE GUIDELINES                     COMMENTS
-----------------------------------------------------------------------------------------------------------------
12.            Establish structures and the             The Corporation does not currently have a member of the
               procedures to enable the Board           Board that is responsible for ensuring that the Board
               to function independently                properly discharges its duties, independent of
               of management                            management. However, if the "unrelated" Directors
                                                        wished, meetings in the absence of "related"  Directors
                                                        could be held.
-----------------------------------------------------------------------------------------------------------------
13.      (a)   Establish an audit committee             The Audit Committee is mandated to monitor audit functions,
               with a specifically defined              the preparation of financial statements, review press
               mandate                                  releases on financial results, review other regulatory
                                                        documents as required, and meet with outside auditors
                                                        independently of Management. The Committee also
                                                        recommends  to the Board the selection of the
                                                        external auditors for appointment by the shareholders.

                                                        The aggregate fees billed for professional services rendered by
                                                        PWC for the audit of the Corporation's consolidated annual financial statements for the financial year ended August
                                                        31, 2001 were approximately US$162,000. The aggregate fees billed for services rendered by PWC, other than services
                                                        covered for auditing services above, for the financial year ended August 31, 2001 were approximately US$352,000 which
                                                        related, for the most part, to the acquisition of Burleigh and EXFO Photonic Solutions Inc. (formerly EFOS Inc.) and
                                                        tax planning matters.
-----------------------------------------------------------------------------------------------------------------
         (b)   All members should be                    All of the three members of the Audit Committee are
               non-management directors                 non-management Directors.
-----------------------------------------------------------------------------------------------------------------
14.            Implement a system to enable             The Corporation has a practice of permitting the Board,
               individual directors to engage           any Committee thereof and any individual Director to
               outside advisors, at                     engage independent, external advisors at the
               Corporation's expense                    Corporation's expense.
-----------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               EXFO ELECTRO-OPTICAL ENGINEERING INC.

                               By: /s/ Germain Lamonde
                                   --------------------------------------------
                                   Name: Germain Lamonde
                                   Title: President and Chief Executive Officer


Date:  January 10, 2002